Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

Interim Consolidated Financial Statements for the periods
ended as of March 31, 2014 and 2013 and December 31, 2013

Ch$	=	Figures expressed in Chilean pesos.
MCh$	=	Figures expressed in millions of Chilean pesos.
US$	=	Figures expressed in US dollars.
ThUS$	=	Figures expressed in thousands of US dollars.
MUS$	=	Figures expressed in millions of US dollars.
COP$	=	Figures expressed in Colombian pesos.
MCOP$	=	Figures expressed in millions of Colombian pesos.
UF	=	Figures expressed in Unidades de Fomento (a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index).

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of March 31, 2014 and December 31, 2013
(Figures in millions of Chilean pesos - MCh$)

	Notes	03.31.2014	03.31.2013
ASSETS		MCh$	MCh$
Cash and due from banks	5	1,147,110	911,088
Transactions in the course of collection	5	502,665	112,755
Trading securities	6	695,977	431,683
Receivables from repurchase agreements and securities borrowing	7	228,566	201,665
Derivative instruments		532,168	376,280
Loans and advances to banks	8	337,038	217,944
Loans to customers	9	13,180,333	12,777,784
Financial assets available for sale	10	885,733	889,087
Financial assets held to maturity	10	258,754	237,522
Investments in other companies	11	15,535	15,465
Intangible assets	12	853,216	836,922
Property, plant and equipment	13	98,322	98,242
Current tax assets		-	-
Deferred tax assets		94,028	92,932
Other assets	14	382,511	290,678
TOTAL ASSETS		**19,211,956**	**17,490,047**
LIABILITIES			
Current accounts and other demand deposits	15	3,837,915	3,451,383
Transactions in the course of payment	5	450,121	57,352
Payables from repurchase agreements and securities lending	7	504,865	342,445
Savings accounts and time deposits	15	7,708,429	7,337,703
Derivative instruments		455,777	281,583
Borrowings from financial institutions	16	1,387,477	1,273,840
Debt issued	17	2,525,567	2,414,557
Other financial obligations	17	16,196	16,807
Current tax liabilities		44,716	45,158
Deferred tax liabilities		184,822	179,467
Provisions		128,476	187,206
Other liabilities	18	201,423	185,507
TOTAL LIABILITIES		**17,445,784**	**15,773,008**
EQUITY			
Attributable to equity holders of the Bank:			
Capital	20	781,559	781,559
Reserves	20	515,618	515,618
Valuation accounts	20	(966)	(23,422)
Retained earnings:		146,804	137,586
Retained earnings from prior periods	20	126,730	60,040
Profit for the period	20	40,149	155,093
Less: Provision for minimum dividends		(20,075)	(77,547)
		1,443,015	1,411,341
Non-controlling interest	20	323,157	305,698
TOTAL EQUITY		**1,766,172**	**1,717,039**
TOTAL LIABILITIES AND EQUITY		**19,211,956**	**17,490,047**

The attached notes 1-31 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD
For the three-month periods ended March 31, 2014 and 2013
(Figures in millions of Chilean pesos - MCh$)

	Notes	03.31.2014	03.31.2013
		MM$	MM$
Interest and indexation income	21	311,800	209,256
Interest and indexation expense	21	(161,566)	(127,182)
Net interest and indexation income		**150,234**	**82,074**
Income from fees and commissions	22	42,526	28,098
Expenses from fees and commissions	22	(10,256)	(5,521)
Net fees and commission income		**32,270**	**22,577**
Net financial operating income	23	47,997	6,201
Foreign exchange transactions, net	24	(13,417)	7,297
Other operating income		8,428	3,533
Total operating income		**225,512**	**121,682**
Credit risk provisions	25	(30,435)	(20,770)
OPERATING REVENUE, NET OF CREDIT RISK PROVISIONS		**195,077**	**100,912**
Personnel expenses	26	(52,375)	(29,732)
Administrative expenses	27	(46,677)	(24,742)
Depreciation and amortization	28	(12,346)	(7,638)
Impairment	28	-	-
Other operating expenses		(7,436)	(4,125)
TOTAL OPERATING EXPENSES		**(118,834)**	**(66,237)**
NET OPERATING INCOME		**76,243**	**34,675**
Income attributable to investments in other companies	11	523	592
Profit before taxes		**76,766**	**35,267**
Income taxes		(29,608)	(5,699)
PROFIT FOR THE PERIOD		**47,158**	**29,568**
Attributable to:			
Equity holders of the Bank		40,149	28,839
Non-controlling interest	20	7,009	729
Earnings per share attributable to equity holders of the Bank: (expressed in Chilean pesos)			
Basic earnings per share	20	0.118	0.088
Diluted earnings per share	20	0.118	0.088

The attached notes 1-31 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2014 and 2013
(Figures in millions of Chilean pesos - MCh$)

	Notes	03.31.2014	03.31.2013
		MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:			
Profit before taxes		76,766	35,267
Non-controlling interest		7,009	729
Charges (credits) to income that do not represent cash flows:			
Depreciation and amortization	28	12,346	7,638
Credit risk provisions	25	34,533	24,561
Provisions and write-offs for assets received in lieu of payment		241	103
Provisions for contingencies		3,178	1,450
Adjustment to market value of investments and derivatives		34,001	5,652
Net interest and indexation income	21	(150,234)	(82,074)
Net fees and commission income	22	(32,270)	(22,577)
Net foreign exchange transactions	24	13,417	(7,297)
Changes in deferred tax assets and liabilities		4,259	(10,546)
Other (credits) charges that do not represent cash flows		(16,854)	(8,952)
Subtotal		**(13,608)**	**(56,046)**
Loans to customers and banks		(521,643)	313,107
Receivables from repurchase agreements and securities borrowing		(10,839)	(141,907)
Financial assets held for trading		(284,604)	(143,557)
Financial assets available for sale		68,852	245,011
Financial assets held to maturity		(21,232)	(11,462)
Other assets and liabilities		(73,497)	(13,172)
Savings accounts and time deposits		334,022	(1,044,259)
Current accounts and other demand deposits		386,532	205,685
Payables from repurchase agreements and securities lending		162,420	(10,655)
Dividends received from investments in other companies		523	592
Foreign borrowings obtained		1,008,674	644,383
Repayment of foreign borrowings		(849,626)	(587,327)
Increase (decrease) in other borrowings from financial institutions		331	1,550
Interest paid	21	(162,887)	(127,062)
Interest earned	21	310,701	209,256
Income taxes		(29,608)	(5,699)
Repayment of other borrowings		(611)	(1,012)
Net cash flows provided by (used in) operating activities		**303,900**	**(522,574)**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property, plant and equipment		(6,113)	(3,552)
Sale of property, plant and equipment		1,206	2
Proceeds from sale of assets received in lieu of payment		549	2,695
Net cash flows used in investing activities		**(4,358)**	**(855)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Debt issued		178,640	475,446
Redemption of debt issued		(95,366)	(17,918)
Capital increase		-	292,501
Dividends paid	20	(88,403)	(60,040)
Net cash flows (used in) provided by financing activities		**(5,129)**	**689,989**
NET INCREASE IN CASH AND CASH EQUIVALENTS		**294,413**	**166,560**
Cash and cash equivalents at beginning of period		1,327,476	733,020
Cash and cash equivalents at end of period	5	1,621,889	899,580
Net increase in cash and cash equivalents		**294,413**	**166,560**

The attached notes 1-31 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

TABLE OF CONTENTS

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 1 -	GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information – CorpBanca and its Subsidiaries

CorpBanca is incorporated under the laws of the Republic of Chile and regulated by the Superintendency of Banks and Financial Institutions (SBIF). The Bank’s objective is to execute and enter into all acts, contracts, transactions or businesses permitted by the General Banking Law, notwithstanding its ability to broaden or restrict its sphere of action, without modifying its by-laws, based on legal provisions issued in the future. Its customer base ranges from individuals to large corporations.

Since 2004, CorpBanca has been regulated by the United States Securities and Exchange Commission (“SEC”) because it is listed on the New York Stock Exchange (“NYSE”) through an American Depository Receipt (“ADR”) program.

Its legal domicile is Huérfanos 1072, Santiago, Chile and its website is www.corpbanca.cl.

i)	Our History

CorpBanca is the oldest private bank currently operating in Chile. It was founded as Banco de Concepción in 1871 by a group of neighbors in Concepción led by Mr. Aníbal Pinto, who would later become President of Chile. In 1971, control of the Bank was transferred to the Chilean Development Corporation (Corporación de Fomento de la Producción or CORFO). That same year, it acquired Banco Francés and Banco Italiano in Chile, which enabled it to expand to Santiago. Between 1972 and 1975, the Bank acquired Banco de Chillán and Banco de Valdivia. In November 1975, CORFO sold its shares of the Bank to private investors, who took control of the Bank in 1976. In 1980, its name changed to Banco Concepción.

In 1983, Banco Concepción came under the control of the Chilean Superintendency of Banks, until 1986 when it was acquired by the National Mining Society (Sociedad Nacional de Minería or SONAMI). At this point, the Bank took a special interest in financing small and medium-sized mining interests, increasing its capital and selling part of its high-risk portfolio to the Chilean Central Bank.

In 1996, a group of investors led by Mr. Álvaro Saieh Bendeck acquired a majority interest in Banco Concepción. Following this change of ownership, the new controller took significant measures to improve risk management, enhance operating efficiency and expand operations. These measures included strict provisioning, cost reductions, technological enhancements and increases in productivity. As part of these efforts, the Bank changed its name to “CorpBanca” and assembled a team of directors and executives with broad experience in the Chilean financial services industry.

Since 1998, the Bank has considerably expanded its operations both through organic growth and by acquiring the consumer loan divisions of Corfinsa de Banco Sud Americano (presently Scotiabank Chile) and Financiera Condell S.A. In this context, it also began international expansion efforts in 2009

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

by opening a branch in New York, followed by a representation office in Madrid in 2011. It then acquired the Colombian banking subsidiary of Banco Santander España during the first half of 2012, which is now called Banco CorpBanca Colombia S.A.

In line with its growth and international expansion strategies, CorpBanca Colombia signed an agreement to acquire up to 100% of the shares of Helm Bank S.A. and all of its controlled subsidiaries. To date, it has acquired 99.78% of the total shares and controls that bank and its subsidiaries. This transaction also involved the direct acquisition by CorpBanca (Chile) of an 80% interest in Helm Corredor de Seguros S.A., which operates in Colombia. After closing this deal, Helm Bank and Banco CorpBanca will merge to operate as one bank.

ii)	CorpBanca Today

 CorpBanca—controlled by the Saieh Group with a 51.4054% ownership interest—is a commercial bank headquartered in Chile that also has operations in Colombia and Panama. It also has a branch in New York and a representation office in Madrid. As of March 31, 2014, it has total consolidated assets of MCh$19,211,956 (MUS$34,891) and capital of MCh$1,766,172 (MUS$3,208). It offers universal banking products targeted towards both retail customers and large and medium-sized companies. The banking business is complemented by subsidiaries engaged in securities and insurance brokerage, trust services, asset management and financial advisory services. Its outstanding performance over the last 15 years has made it today Chile’s fourth largest private bank (as of February 2014 it had market share in Chile of 7.2%). For the twelve-month period ended February 2014, the Bank reported return on average equity (RoAE) of 13.4%—affected by an increase of over US$1,300 million in its capital base in the period from June 2012 to January 2013—and a Basel Index of 12.7%. This solvency enabled it to acquire Banco Santander Colombia (currently Banco CorpBanca Colombia) in mid-2012 in a transaction that also involved the Santo Domingo Group, one of the most important economic groups in the Americas. In early August 2013, CorpBanca also acquired the operations of Helm Bank in Colombia, Panama and the Cayman Islands. As part of its regional expansion process, on January 29, 2014, CorpBanca and CorpGroup signed an agreement with Itaú-Unibanco and Itaú Chile in which the banks agreed to merge operations in Chile and Colombia. The merger of CorpBanca-Itaú Chile is subject to regulatory approval in Chile, Brazil, Colombia, Panama and the United States. The merged bank will be the fourth largest private bank in Chile with US$46 billion in consolidated assets, US$35 billion in loans and US$28.8 billion in deposits. With this greater scale, the new bank will be able to take advantage of diverse cross-selling opportunities and access funds at a lower cost. The new bank’s capital will be fortified with a capital increase of US$652 million that Itaú Unibanco will inject into Itaú Chile before the merger.

iii)	CorpBanca and Subsidiaries.

CorpBanca and its subsidiaries (collectively referred to hereinafter as the “Bank” or “CorpBanca”) offer commercial and consumer banking services as well as other services, including factoring, collections, leasing, insurance and securities brokerage, mutual funds and asset management and related transactions in Chile and Colombia. The following section summarizes the history of its subsidiaries and/or branches in Chile and abroad:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Parent Company and Subsidiaries in Chile

Banco CorpBanca. The Parent Company is a diverse group of entities that are engaged in different activities. As a result, CorpBanca must prepare consolidated financial statements that include its subsidiaries and its foreign branch, as well as investments in banking support subsidiaries, among others. The domestic and foreign markets where the Bank does business are described in subsequent sections.

Mercado Nacional
Mercado Extranjero
CORPBANCA
Corpbanca Securities Inc.
100,00%
Corpbanca Sucursal New York.
100,00%
Corpbanca Corredores de Bolsa S.A.
100,00%
Corpbanca Administradora General de Fondos S.A.
100,00%
Corpbanca Asesorías Financieras S.A.
100,00%
Corpbanca Corredores de Seguros S.A.
100,00%
CorpLegal S.A.
100,00%
Corpbanca Agencia de Valores S.A.
100,00%
SMU CORP S.A.
51,00%
Banco Corpbanca Colombia S.A.
66,3877%
Corpbanca Investment Trust Colombia S.A.
5,499%
Corpbanca Investment Valores Colombia S.A.
5,060%
Helm Corredor de Seguros S.A.
80,000%
Corpbanca Investment Trust Colombia S.A.
94,5009%
Corpbanca Investment Valores Colombia S.A.
94,9400%
Helm Bank S.A.
99,7814%
Helm Comisionista de Bolsa S.A.
99,9965%
Helm Fiduciaria S.A.
99,9807%
Helm Bank (Panamá) S.A.
100,0000%
Helm Bank Caymán S.A.
100,0000%
Helm Casa de valores (Panamá) S.A.
100,0000%

Fuente: Elaboración propia.

CorpBanca Corredores de Bolsa S.A.This subsidiary was incorporated by public deed on January 27, 1993. It is engaged in securities brokerage transactions as a securities broker as stipulated in Law 18,045, article 24, notwithstanding complementary activities that the Superintendency of Securities and Insurance (SVS) authorizes for securities brokers. The subsidiary was registered in the SVS Registry of Securities Brokers and Agents under No. 160 on May 11, 1993.

CorpBanca Administradora General de Fondos S.A.This subsidiary was incorporated by public deed on December 23, 1986 and approved by the SVS on March 20, 1987, in Ruling No. 034. The original company later changed its name to the current name. It is engaged exclusively in managing mutual funds governed by D.L. No. 1,328 of 1976 (the Mutual Fund Law), investment funds governed by Law No. 18,815, foreign capital investment funds governed by Law 18,657, housing funds governed by Law 19,281 and any other type of fund that comes to be supervised by the SVS, and providing complementary services authorized by the SVS, all in the terms defined in article 220 of Law 18,045 (the Securities Market Law), as well as managing any other type of fund authorized by current or future law. As of the date of these consolidated financial statements, the subsidiary manages 26 mutual funds and eight private investment funds.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

CorpBanca Asesorías Financieras S.A. This subsidiary was incorporated on January 27, 1992, as a privately-held corporation. It provides financial advisory services that complement the banking business. This subsidiary is governed by the provisions of Law 70, letter b of the General Banking Law and regulated by the SBIF.

CorpBanca Corredores de Seguros S.A. This subsidiary was incorporated on September 8, 1996, signed before Notary Public Kamel Saquel Zaror. The subsidiary is engaged in commissioned brokerage of general and life insurance contracts and is solely excluded from brokering social security insurance, with any national insurance company located in the country and providing advisory and consulting services related to insurance and real estate and property investment. It is regulated by the SVS.

CorpLegal S.A. This subsidiary was incorporated on March 9, 2007, as a privately-held corporation. It is engaged in providing all types of professional advisory services on legal matters to CorpBanca, its subsidiaries and/or their customers related to transactions involving these parties. This subsidiary is governed by the provisions of Law 70, letter b of the General Banking Law and regulated by the SBIF.

CorpBanca Agencia de Valores S.A. This subsidiary was incorporated on November 16, 2009, as recorded in a public deed granted before Gustavo Montero Marti, Acting Notary Public for the Forty-Eighth Notary of Santiago, José Musalem Saffie. It began operating on December 2, 2009. The subsidiary was registered in the SVS Registry of Securities Brokers and Agents under No. 200 on February 23, 2010. It is engaged in securities brokerage transactions as a securities agent as stipulated in Law 18,045, article 24, and may also provide complementary activities that the SVS authorizes for securities agents.

SMU CORP S.A. This subsidiary was incorporated in Santiago on September 2, 2009, as recorded in public deed, and began operating on March 31, 2010. Its capital was fully paid on October 10, 2010. It is engaged in issuing, operating and managing credit cards to be used to grant credit to customers of the Unimarc supermarket chain in its own stores. This subsidiary is governed by the provisions of Law 70, letter b of the General Banking Law and regulated by the SBIF.

Subsidiaries in the United States

CorpBanca New York Branch This branch began operating on May 4, 2009, with a banking license issued by authorities from the State of New York. Its mission is to satisfy the international financial needs of the Bank’s customers with high service quality standards, personalized customer service and competitive, value-added products from the world’s financial headquarters. It is focused on commercial banking, providing banking services in the United States for customers of its parent company, CorpBanca, as well as providing working capital and financing to corporations in Latin America. The entity reports directly to its parent company.

CorpBanca Securities INC. This subsidiary is a broker-dealer. Its mission is to enhance the value offering for customers of CorpBanca NY, CorpBanca Chile and CorpBanca Colombia. It provides portfolio management and securities brokerage services, among other services.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

The opening of a broker-dealer in the United States will provide the Bank’s customers with the possibility to operate in a foreign market with more developed financial systems, enabling direct, higher quality monitoring of investments that are presently conducted through other international broker-dealers.

In the United States, a broker-dealer is regulated by the Securities and Exchange Commission (“SEC”) and must belong to a self-regulatory organization (“SRO”).  Most broker-dealers are members of the Financial Industry Regulatory Authority (“FINRA”). Broker-dealers that carry out securities transactions only on domestic securities markets can opt to be members of FINRA, which has jurisdiction only over the firms that are members and their associated persons.

As of the date of these financial statements, the company is awaiting approval to begin operating.

Subsidiaries in Colombia and Other Countries

Banco CorpBanca Colombia S.A. (Formerly Banco Santander Colombia, S.A.) Privately-held corporation established by public deed No. 721 on October 5, 1912. Its main headquarters are in the city of Bogota, D.C., Colombia. It is engaged in raising funds through checking account, demand and time deposits in order to provide loans. It may also enter into acts and make investments as legally authorized for banking establishments. CorpBanca Chile has a 66.3877% ownership interest in this subsidiary.

CorpBanca Investment Valores S.A. Comisionista de Bolsa, Subsidiary of Banco CorpBanca Colombia S.A., with an ownership interest of 94.94% (since September 1997), which performs investment banking and securities brokerage activities, domiciled in Bogota.

CorpBanca Investment Trust Colombia S.A. Sociedad Fiduciaria (subsidiary of Banco CorpBanca Colombia S.A. since June 2012 with a 94.5009% ownership interest), that is mainly engaged in acts, contracts and transactions involving investment, management, guarantee and real estate trusts. (In February 2013, CorpBanca Chile acquired a direct interest of 5.499% in this company.)

The latter institutions are regulated by the Colombian Financial Superintendency, which has a supervision agreement with the SBIF.

Banco CorpBanca Colombia S.A.’s strategy focuses on: (i) selective growth; (ii) low risk and high provision coverage and (iii) ample liquidity and adequate capitalization. As of March 2013, its consolidated assets totaled MCh$7,884,193 (MUS$ 14,319) and its consolidated loan portfolio totaled MCh$5,448,495 (MUS$ 9,895) with 69% commercial loans and 31% consumer loans. Banco CorpBanca Colombia has posted growing returns, recording annualized return on equity of 10.2% as of March 2014—affected by an increase of US$1.0 billion in its capital base in August 2013—and a Basel Index of 20.7% as of February 2014

With the recent acquisition of Helm Bank and its subsequent merger with CorpBanca Colombia, CorpBanca consolidates its operations in Colombia, reaffirming its long-term commitment to this market. The transaction was completed on August 6, 2013, following approval from regulatory bodies in

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Chile, Colombia, Panama and the Cayman Islands. As of that date, CorpBanca controlled 87.4% of Helm Bank through its subsidiary Banco CorpBanca Colombia and, at the same time, directly controls 66.4% of that company. After completing the takeover from minority shareholders of Helm Bank, its ownership interest increased to 99.7814%.

Helm Bank S.A.

As mentioned, CorpBanca Colombia has now acquired 99.7814% of the total shares of Helm Bank S.A., taking control of the bank and its subsidiaries Helm Comisionista de Bolsa S.A., Helm Fiduciaria S.A., Helm Bank S.A. (Panama), Helm Casa de Valores S.A. (Panama) and Helm Bank S.A. (Cayman Islands). After finalizing the process of purchasing shares from the minority shareholders of Helm Bank S.A., CorpBanca Colombia will merge with and absorb the company.

In addition, this transaction involves the direct acquisition by CorpBanca of 80% of an insurance brokerage firm, Helm Corredor de Seguros S.A. from Helm Corporation—the parent company of Helm Bank S.A.

This subsidiary is a private entity, headquartered in the city of Bogota, Colombia, which was formed by public deed number 2152 on July 31, 1963, before the Eighth Notary Public of Bogota. Through Ruling No. 3140 of September 24, 1993, the Financial Superintendency renewed its operating permit indefinitely. The duration established in the by-laws is until July 10, 2062. However, this may be dissolved or extended before termination. The Bank is engaged in executing and entering into transactions and contracts legally permitted for commercial banking establishments based on the requirements and limitations of Colombian law.

Helm Fiduciaria S.A. This subsidiary is a financial services corporation that is engaged in providing trust services and, in general, performing all transactions legally allowed for trust companies based on the requirements, restrictions and limitations of Colombian law.

Helm Bank S.A. (Panama). This subsidiary is organized under the law of the Republic of Panama and has been operating since April 15, 1998, in that country with an international license granted by the Superintendency of Banks through Ruling 2297 of October 17, 1997, that also allows it to conduct banking business abroad.

Helm  Comisionista de Bolsa S.A. This subsidiary carries out the activities particular to a securities brokerage firm based on the legal requirements, especially Ruling No. 400 of 1995 (Sole Ruling), issued by the Financial Superintendency.

Helm Bank Caymán (Undergoing liquidation). Corporation engaged in providing financial services. The company may engage in any act not prohibited by Cayman Islands banking regulations and carry out banking business of any type, except for customers that are residents of the Cayman Islands.

Helm Corredor de Seguros S.A. Insurance broker with more than 20 years experience in the Colombian insurance market. It is committed to structuring and managing insurance policies for its

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

customers in accordance with the principles of transparency, innovation, quality, professionalism, technical competence and responsibility.

Helm Casa de Valores (Panamá). Entity engaged in the following transactions:

a)	Operating on stock markets or engaging in over-the-counter trading; purchasing and selling assets or cash on its own behalf or that of third parties in order to invest them in securities.
b)	Managing asset or cash portfolios for third parties to invest them in securities.
c)
Providing information and advisory services on securities brokerage, finance, structuring asset portfolios, acquisitions, mergers, splits and other stock market transactions, promoting sources of funding for individuals or legal or state-owned entities.

d)	In general, carrying out all activities permitted for Securities Brokerage Houses.
e)	Carrying out all business of an investment company.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accounting Periods Covered

These consolidated financial statements cover the periods ended March 31, 2014 and 2013 and December 31, 2013.

b)	Basis of Preparation of the Consolidated Financial Statements

These consolidated financial statements have been prepared in accordance with the Compendium of Accounting Standards issued by the SBIF. The SBIF is the regulator that, in accordance with Article No. 15 of the General Banking Law, establishes that banks must use the accounting principles mandated by it and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to international accounting standards and international financial reporting standards (IFRS) as agreed upon by the International Accounting Standards Board (IASB). Should any discrepancies arise between these accounting principles and the accounting criteria issued by the SBIF (Compendium of Accounting Standards), the latter shall take precedence.

The notes to the consolidated financial statements contain information in addition to that presented in the Consolidated Statements of Financial Position, the Consolidated Statements of Income for the Period, the Consolidated Statements of Other Comprehensive Income for the Period, the Consolidated Statements of Changes in Equity and the Consolidated Statements of Cash Flows. These notes provide clear, relevant, reliable and comparable narrative descriptions and details on these statements.

In accordance with Chapter C-2 Interim Statements of Financial Position of the SBIF Compendium of Accounting Standards, the notes contained in these financial statements have been prepared in accordance with International Accounting Standard No. 34–Interim Financial Reporting.

IAS 34 establishes that interim financial reporting is prepared mainly with the intent to update the contents of the most recent annual consolidated financial statements, placing emphasis on the new activities, events and circumstances that have occurred during the three-month period following the most recent period-end and not duplicating the information published previously in the most recent consolidated financial statements.

As a result, these financial statements do not include all of the information required in the complete consolidated financial statements prepared in accordance with international accounting and financial reporting standards issued by the IASB. Therefore, for a proper understanding of the information included in these financial statements, they should be read together with the annual consolidated financial statements of CorpBanca and subsidiaries for the immediately preceding period.

c)	Consolidation Criteria

These consolidated financial statements include the preparation of the separate (individual) financial statements of the Bank and the diverse companies (New York Branch and Controlled Entities and Subsidiaries) that participate in the consolidation as of March 31, 2014 and 2013 and December 31,

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

2013, and include any adjustments and reclassifications necessary to standardize the accounting policies and valuation criteria applied by the Bank in accordance with the standards stipulated by the SBIF Compendium of Accounting Standards.

Intercompany balances and any unrealized income or expenses that arise from group intercompany transactions are eliminated in preparing the consolidated financial statements.

For consolidation purposes, the financial statements of the New York Branch have been converted to Chilean pesos at the exchange rate of Ch$550.62 per US$1 as of March 31, 2014 (Ch$471.89 per US$1 as of March 31, 2013, and Ch$526.41 per US$1 as of December 31, 2013). The Colombian subsidiaries have used the exchange rate of Ch$0.2798 per COP$1 as of March 31, 2014, (Ch$0.2584 per COP$1 as of March 31, 2013 and Ch$0.2736 per COP$1 as of December 31, 2013) in accordance with International Accounting Standard 21, regarding the valuation of foreign investments in economically stable countries.

The assets, liabilities, operating income and expenses of subsidiaries net of consolidation adjustments represent 38.13%, 40.16%, 51.84% and 48.55% respectively, of the total assets, liabilities, income and expenses of consolidated operations1 as of March 31, 2014 (20.25%, 21.96%, 51.83% and 70.96% in 2013, respectively). Unrealized income and expenses from transactions with equity method investments are eliminated from the investment based on the entity’s equity interest (as of March 31, 2014 and 2013 and December 31, 2013, the Bank did not record any such transactions).

Controlled Entities

Regardless of the nature of its involvement in an entity (the investee), CorpBanca will determine whether it is a controller by assessing its control over the investee.

CorpBanca controls an investee when it has exposure, or rights, to variable returns from the investor’s involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns.

Therefore, the Company controls an investee if and only if it has all of the following elements:

a)	Power over the investee, i.e. existing rights that give it the ability to direct the relevant activities of the investee (the activities that significantly affect the investee’s returns);

b)	Exposure, or rights, to variable returns from its involvement with the investee;

c)	The ability to use its power over the investee to affect the amount of the investor’s returns.

When the Bank has less than the majority of voting rights in an investee, but these voting rights are sufficient to give it the practical ability to unilaterally direct the investee’s relevant activities, the Bank is

 1 The variations between 2014 and 2013 are explained by the effect of consolidating Helm Bank.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

determined to have control. The Bank considers all relevant factors and circumstances in evaluating whether voting rights are sufficient to obtain control, including:

• the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of other vote holders;

• potential voting rights held by the investor, other vote holders or other parties;

• rights from other contractual agreements;

• any additional facts and circumstances that indicate that the investor has, or does not have, the current ability to direct the relevant activities when decisions need to be made, including voting behavior patterns in prior shareholder meetings.

The Bank reevaluates whether or not it has control in an investee if the facts and circumstances indicate that there have been changes in one or more of the elements of control listed above.

The financial statements of controlled companies are consolidated with those of the Bank using the global integration method (line by line). Using this method, all balances and transactions between consolidated companies have been eliminated upon consolidation. The consolidated financial statements include all assets, liabilities, equity, income, expenses, and cash flows from the controller and its subsidiaries presented as if they were one sole economic entity. A controller prepares consolidated financial statements using uniform accounting policies for similar transactions and other events under equivalent circumstances.

It also presents non-controlling interests in the Consolidated Statement of Financial Position, within equity, separately from the equity of the owners of the parent company. Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are equity transactions (i.e. transactions with the owners in their role as such).

An entity shall attribute profit for the period and each component of other comprehensive income to the owners of the parent company and the non-controlling interests.

The entity shall also attribute total comprehensive income to the owners of the parent company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

The following table details the entities over which CorpBanca has the ability to exercise control and, therefore, the entities that it consolidates:

Associates and Banking Support Companies

Associates are entities over which the Bank has the capacity to exercise significant influence, but not control or joint control. Usually, this capacity manifests itself through an ownership interest equal to or greater than 20% of the entity’s voting rights and is valued using the equity method.

Other factors considered in determining whether there is significant influence over an entity include representation on the board of directors and the existence of material transactions.

The Bank analyzed the equity method and decided not to use this method for banking support companies, based on the degree of significant influence exercised over these companies and not its ownership percentage.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Investments in Other Companies

Shares or rights in other companies are those in which the Bank does not have control or significant influence. These interests are recorded at purchase value (historical cost). These companies are:

Ownership Percentage %					
	As of March 31, 2014		As of December 31, 2013		As of March 31, 2013	
Nexus S.A.	12.90		12.90		12.9	
Transbank S.A.	8.72		8.72		8.72	
Combanc S.A.	5.29		5.29		5.29	
Redbanc S.A.	2.50		2.50		2.5	
Sociedad Interbancaria de Depósitos de Valores S.A.	3.91		3.91		3.91	
Imerc OTC S.A	6.67	(b)	6.67	(b)		
Deceval S.A.	11.35	(a)	11.35	(a)	5.7400	(a)
A.C.H Colombia	4.22	(a)	4.22	(a)	3.6700	(a)
Redeban Multicolor S.A	1.60	(a)	1.60	(a)	1.5972	(a)
Cámara de Compensación Divisas de Col. S.A.	7.76	(a)	7.76	(a)	3.1875	(a)
Cámara de Riesgo Central de Contraparte S.A.	2.42	(a)	2.42	(a)	1.2484	(a)
B.C.H. - Settlement	0.000003	(a)	0.000003	(a)		
Cifin	9.00	(a)	9.00	(a)	5.3900	(a)
Servibanca - Tecnibanca	4.54	(a)	4.54	(a)		
Share of Bolsa de Comercio de Santiago	2.08		2.08		2.0833	
Share of Bolsa Electrónica de Chile	2.44		2.44		2.4390	
Bolsa de Valores de Colombia	0.97	(a)	0.97	(a)	0.4800	(a)
Fogacol	150.000 Unidades	(a)	150.000 Unidades	(a)		

(a) This corresponds to investments in other companies made by the Colombian subsidiaries.
(b) This corresponds to IMERC-OTC S.A., formed on June 21, 2013.

Asset Management, Trust Business and Other Related Businesses.

CorpBanca and its subsidiaries manage assets maintained in common investment funds and other investment products on behalf of investors. The financial statements of these entities are not included in these consolidated financial statements except when the Bank controls the entity. As of March 31, 2014 and 2013, the Bank does not control or consolidate any trust businesses or other entities related to this type of business. The assets managed by CorpBanca Administradora General de Fondos S.A., CorpBanca Investment Trust Colombia S.A. and Helm Fiduciaria that are owned by third parties are not included in the consolidated financial statements.

d)	Use of Estimates and Judgment

In preparing these consolidated financial statements, the Company’s management has made certain estimates, judgments and assumptions that affect the application of accounting policies and reported balances of assets and liabilities, disclosures of contingent assets and liabilities as of period-end, and

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

reported values of income and expenses during the period.  Real results could differ from these estimated amounts.

Relevant estimates and assumptions are reviewed regularly by management in order to quantify certain assets, liabilities, income, expenses and uncertainties. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future period that is affected.

In certain cases, SBIF Standards and generally accepted accounting principles require assets and liabilities to be recorded and/or disclosed at fair value.  Fair value is the amount at which an asset can be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. When market prices in active markets are available, they have been used as a valuation basis. When market prices in active markets are not available, the Bank estimates these values based on the best information available, including the use of models or other valuation techniques.

The Bank has established provisions to cover possible loan losses in accordance with SBIF regulations.  In estimating provisions, these regulations require provisions to be regularly assessed, taking into consideration factors such as changes in the nature and size of the loan portfolio, forecasted portfolio trends, loan quality and economic conditions that may affect debtor payment capacity.  Changes in loan loss allowances are presented as “Credit Risk Provisions” in the Consolidated Statement of Income.  Loans are charged off when management determines that the loan or a portion of the loan cannot be collected in accordance with SBIF regulations in Chapter B-2 “Impaired or Charged-Off Loans”. Credit risk provisions are reduced to record charge-offs.

In particular, information regarding more significant areas of estimates of uncertainties and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described in the following notes:

•	Useful life of material and intangible assets (Notes 12, 13 and 28)
•	Valuation of goodwill (Notes 12 and 28)
•	Credit risk provisions (Notes 9 and 25)
•	Fair value of financial assets and liabilities (Notes 6, 7 and 10)
•	Contingencies and commitments (Note 19)
•	Impairment losses for certain assets (Notes 8.9, 10 and 28)
•	Consolidation perimeter and evaluation of control (Note 1, letter c))

During the three-month period ended March 31, 2014, there have been no significant changes in the estimates made as of period-end 2013 that differ from those included in these consolidated financial statements.

e)	Relative Importance

In determining disclosures about different financial statement items and other matters, in accordance with IAS 34 “Interim Financial Reporting”, the Bank has considered the relative importance of these items with respect to the financial statements for the period.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

f)	Uniformity

The accounting policies used in preparing these financial statements are consistent with the audited annual financial statements as of December 31, 2013.

g)	New Accounting Pronouncements

As of the date of issuance of these consolidated financial statements, no new accounting pronouncements have been issued beyond those presented in the audited financial statements as of December 31, 2013.

NOTE 2 -	ACCOUNTING CHANGES

During the three-month period ended March 31, 2014, no significant accounting changes have occurred that affect the presentation of these consolidated financial statements.

NOTE 3 -	RELEVANT EVENTS

As of March 31, 2014, the following relevant events affecting the operations of the Bank and its Subsidiaries or the consolidated financial statements have occurred:

CORPBANCA

a.	Possible Business Combination

On January 20, 2014, as a result of an inquiry from the Colombian financial regulator regarding our subsidiary in that country, the Bank updated and informed the Chilean superintendencies of the process being carried out by CorpBanca to potentially merge its business with other banking entities, indicating the following:

•
Through a ruling from the Colombian Financial Superintendency, the regulator requested that CorpBanca inform it of “the progress by its controller regarding any information that should be made public regarding merger alternatives for its businesses in Chile and abroad.”

•
In response to this request for information, CorpBanca instructed its subsidiary Banco CorpBanca to inform the Colombian Financial Superintendency that negotiations have moved forward, but no agreement has been signed, either preliminary or final (except for non-disclosure agreements).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

b.	Strategic Partnership between Itaú-Unibanco and CorpBanca

On January 29, 2014, a “Transaction Agreement” with signed by CorpBanca, Inversiones Corp Group Interhold Limitada, Inversiones Saga Limitada (these last two together “CorpGroup”), Itaú-Unibanco Holding, S.A. (“Itaú-Unibanco”) and Banco Itaú Chile, by virtue of which these parties have agreed to a strategic partnership of their operations in Chile and Colombia, subject to prior authorization from the corresponding regulators and the shareholders of CorpBanca and Banco Itaú Chile, as indicated below.

This strategic partnership will be structured as a merger of CorpBanca and Banco Itaú Chile in conformity with the aforementioned Transaction Agreement, detailed as follows:

1.
Prior Acts. CorpGroup will dispose of the shares it directly or indirectly holds in CorpBanca, equivalent to 1.53% of the share capital of that bank and Banco Itaú Chile will increase its capital by US$652 million, by issuing shares that will be fully subscribed and paid by a fully-owned (direct or indirect) subsidiary of Itaú-Unibanco.

2.
Merger. The merger of CorpBanca and Banco Itaú Chile, by which CorpBanca will absorb Banco Itaú Chile to form an entity called “Itaú-CorpBanca”, will be submitted for approval from the shareholders of both entities at extraordinary shareholders’ meetings.  If the merger is approved, 172,048,565,857 shares of CorpBanca will be issued, representing 33.58% of the share capital of the merged bank, which will be distributed among the shareholders of Banco Itaú Chile. The current shareholders of CorpBanca will maintain 66.42% of the share capital of the merged bank. Thus, the number of shares will increase from 340,358,194,234 to 512,406,760,091 shares, which will be fully subscribed and paid.

3.
Control. As a result of the merger, Itaú-Unibanco will become a shareholder of CorpBanca and, as a result of the exchange of shares for this merger, will acquire control of the merged bank in accordance with Articles 97 and 99 of Law 18,045 on Securities Markets, with CorpGroup conserving a considerable interest of 32.92% in the merged entity, while 33.5% will be held by the market.

4.
Colombia. In order to strengthen and consolidate the Bank’s operations in Colombia, subject to applicable restrictions under Colombian law, the merged bank will own 66.39% of the shares of Banco CorpBanca Colombia S.A., and will make an offer to acquire the remaining 33.61% of the shares that it does not own. This portion includes 12.38% currently owned indirectly by CorpGroup, which has committed to selling those shares. The price per share to be offered by Itaú-CorpBanca will be equal for all shareholders and be based on the valuation of Banco CorpBanca Colombia S.A. for the share exchange for the merger. The price for the 33.61% interest in Banco CorpBanca Colombia S.A., in the event it is sold, will be US$894 million.  For the same purpose, Itaú-CorpBanca will acquire Itaú BBA Colombia S.A., Corporación Financiera, the entity through which Itaú-Unibanco does business in that country. The price to be paid will be book value, based on the most recent financial statements reported to the Colombian banking regulator.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

5.
Course of Business. Between the signing of the Transaction Agreement and the execution of the merger, the parties have agreed that both CorpBanca and Banco Itaú Chile have certain restrictions during that period, which consist fundamentally in continuing to conduct business in a way substantially similar to how they have been conducting business up to this point. The parties expect to close the transaction in Chile during 2014.

6.
Shareholder Agreement. The Transaction Agreement also indicates that when the transaction is closed in Chile, CorpGroup and Itaú-Unibanco will sign a shareholder agreement to regulate certain matters regarding the exercise of their political rights in Itaú-CorpBanca and matters regarding the transfer of shares:

▪
The agreement will establish that the board of directors of the merged bank be comprised of 11 standing members and 2 alternates. Of the directors that may be elected by the shareholder agreement between CorpGroup and Itaú-Unibanco, the majority will be proposed by Itaú-Unibanco,  based on its shareholding and the remaining directors will be proposed by CorpGroup. The chairman will be proposed by CorpGroup and the CEO by Itaú-Unibanco. The majority of directors serving on committees will be proposed by Itaú-Unibanco, based on its shareholding.

▪
Likewise, subject to current regulations, CorpGroup undertakes to exercise its political rights in alignment with Itaú-Unibanco. CorpGroup will grant in favor of Itaú-Unibanco a pledge over 16% of the merged bank’s assets to guarantee the obligations undertaken in the shareholder agreement, with CorpGroup maintaining the right to exercise its political and economic rights that emanate from the pledged shares.

▪
It will reflect the intention of the parties in the sense that the merged bank distribute all available profits for each year after ensuring certain capital adequacy levels so that Itaú-CorpBanca complies fully with regulatory requirements and industry best practices.

▪	It will also impose certain non-complete obligations on CorpGroup and Itaú-Unibanco with respect to the merged bank.

▪
Lastly, regarding the share transfer, it will establish a right of first offer, a right to join third-party sales and the obligation to join third-party sales. It will also establish in favor of CorpGroup a sale and purchase right over 6.6% of the shares of the merged bank as a short-term liquidity mechanism, and a sale right as an alternative for disposing of its interest in the merged bank. In both cases, the price will be market price with no premium. Priority will first be given to sales through the Santiago Stock Exchange.

The close of the transaction contemplated in the Transaction Agreement is subject to obtaining the relevant regulatory authorizations as well as approval from shareholders of CorpBanca and Banco Itaú Chile in the respective extraordinary shareholders’ meetings that will be called to approve the merger.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

The signing of the Transaction Agreement was approved by CorpBanca’s board of directors, based on a favorable report from the Directors’ Committee, complying with the other requirements established in Section XVI “On Operations with Related Parties Involving Publicly-Held Corporations and their Subsidiaries” in Law 18,046 on Corporations.

c.	Profit Distribution

In a meeting of CorpBanca’s board of directors of held February 20, 2014, the board agreed to publicly communicate, as material events, the following matters:

▪
The board agreed to convene an ordinary general shareholders’ meeting on March 13, 2014, in order to conduct routine business, as well as, among other items, approve the financial statements for 2013 that report profit of MCh$155,093 and approve the board’s proposal to distribute MCh$88,403 in earnings, representing 57% of 2013 profit for the year, which translates into a dividend of Ch$0.2597360038 per share to be distributed among all 340,358,194,234 shares issued by the Bank.

If approved, these dividends will be paid once the shareholders’ meeting has concluded.

If the terms indicated above are approved, all shareholders registered in the shareholders’ registry at least five business days prior to the date of payment shall be entitled to receive dividends.

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

a.	Profit Distribution

At the twenty-ninth ordinary general shareholders’ meeting held March 12, 2014, the chairman proposed to shareholders that all profits for the year ended 2013, totaling MCh$2,603, be distributed as dividends. The proposal was unanimously approved by those shareholders present, agreeing to authorize the board of directors to decide when these dividends will be paid during 2014.

CORPBANCA CORREDORES DE BOLSA S.A.

a.	Distribution of Profits and Capital Reduction

•
On January 7, 2013, shareholders began to receive payment for the capital reduction of ThCh$36,284,572 agreed by shareholders at the seventeenth extraordinary general shareholders’ meeting held September 26, 2012.  This did not result in changes to the proportion of each shareholder’s ownership interest.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

•
At the twentieth ordinary general shareholders’ meeting, shareholders unanimously agreed to distribute profits for the year ended December 31, 2012, totaling ThCh$6,011,421, and agreed to authorize the board of directors to determine the date these dividends will be paid to shareholders. Payment was made on December 27, 2013.

•
In the twenty-first ordinary general shareholders’ meeting held March 12, 2014, shareholders unanimously agreed to distribute profits for the year ended December 31, 2013, totaling ThCh$2,206,214, and agreed to authorize the board of directors to determine the date these dividends will be paid to shareholders. In any case, this payment should take place during 2014.

b.	Board of Directors

•
On January 31, 2013, chairman and director Hugo Lavados Montes presented his voluntary letter of resignation, which became effective on that same date.  In an extraordinary meeting held February 15, 2013, the company’s board of directors accepted his resignation and appointed José Manuel Garrido Bouzo as interim chairman. The board also decided not to fill the vacancy until the next ordinary shareholders’ meeting.

At an ordinary board meeting held May 15, 2013, José Francisco Sánchez Figueroa and José Manuel Garrido Bouzo were appointed chairman and vice-chairman, respectively.

In an extraordinary directors’ meeting held March 27, 2013, the board accepted the resignation of Cristian Donoso Larraín, CEO. His resignation will take effect on April 30, 2013.  At the same meeting, Pablo Meyer Black was appointed CEO. He will take over on May 1, 2013, following compliance with all legal and regulatory requirements.

In a letter dated April 4, 2013, the company was notified of a ruling dated March 28, 2013, from the Best Practices Committee of the Santiago Stock Exchange to initiate sanction proceedings against CorpBanca Corredores de Bolsa S.A. for non-fraudulent violation of section B, point 4.1.6 of the Brokers’ Rights and Obligations Manual and article 60, letter i) of the Securities Market Law.

•
The twentieth ordinary general shareholders’ meeting was held April 25, 2013. At this meeting, shareholders elected the following individuals to the company’s board of directors in conformity with article 32 of the Corporations Law:

José Francisco Sánchez Figueroa
Alberto Selman Hasbún
José Manuel Garrido Bouzo
Cristián Canales Palacios
Américo Becerra Morales

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

c.	Sanctions and Warnings

•
In a letter dated October 9, 2013, the Company was notified of a ruling dated October 4, 2013 from the Best Practices Committee of the Santiago Stock Exchange to initiate sanction proceedings against CorpBanca Corredores de Bolsa S.A. to fine the company 300 UF for fraudulent violation of section B, point 4.1.6 of the Brokers’ Rights and Obligations Manual.

CORPBANCA CORREDORES DE SEGUROS S.A.

a.	Board of Directors

At the sixteenth ordinary general shareholders’ meeting held March 8, 2013, shareholders elected the following individuals to the board of directors: Andrés Covacevich Cornejo, Américo Becerra Morales, Francisco Guzman Bauza, Pablo de la Cerda Merino and Oscar Cerda Urrutia.

b.	Profit Distribution

At the sixteenth ordinary general shareholders’ meeting held March 8, 2013, shareholders agreed to distribute MCh$5,764 in profits for the year 2012, which will be prorated among shareholders based on their ownership interests.

c.	Capital Increase

At the extraordinary general shareholders’ meeting held on March 8, 2013, shareholders agreed to increase capital by MCh$5,764, by issuing 295,428,604 single-series shares with no par value, which were placed at a price of Ch$19.510 each and fully subscribed and paid in April 2013. Shareholdings remained the same.

CORPBANCA AGENCIA DE VALORES S.A.

a.	Board of Directors

The fourth ordinary general shareholders’ meeting was held April 30, 2013. At this meeting, shareholders elected the following individuals to the company’s board of directors: Pablo Ignacio Herrera Avalos, Ignacio Ruiz-Tagle Mena and Marcelo Sánchez García.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

SMU CORP S.A.

a.	Capital Increase

In an ordinary general shareholders’ meeting held March 6, 2014, the board elected the following individuals to the company’s board of directors.

Jorge Andrés Saieh Guzmán
Pilar Doñobeitía Estades
Fernando Massú Taré
Marcelo Gálvez Saldías
Gerardo Schlotfeldt Leyton
Marcelo Cáceres Rojas
Fernando Ureta Rojas

On January 31, 2014, CorpBanca paid for 172 shares, equivalent to MCh$138, and SMU S.A. paid for 164 shares, equivalent to MCh$131, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held March 12, 2013, which was recorded in public deed on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

On February 28, 2014, CorpBanca paid for 160 shares, equivalent to MCh$128, and SMU S.A. paid for 154 shares, equivalent to MCh$123, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held March 12, 2013, which was recorded in public deed on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

On March 31, 2014, CorpBanca paid for 149 shares, equivalent to MCh$119, and SMU S.A. paid for 143 shares, equivalent to MCh$114, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held March 12, 2013, which was recorded in public deed on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

BANCO CORPBANCA COLOMBIA S.A.

a.	Profit Distribution

In March 2014, shareholders of Banco CorpBanca Colombia and the other companies within the CorpBanca Colombia Group met and agreed to distribute profits as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

PROFIT DISTRIBUTION FOR 2013

The board of directors presented the following profit distribution for 2013 to shareholders at the ordinary shareholders’ meeting (1).

(1) In accordance with article 451 of the Commerce Code, the proposed distribution for 2013 profits does not include amounts for statutory reserves, occasional reserves or tax payments. Therefore, 100% of profit for the year will be allocated to legal reserves as indicated.

For subsidiaries:

CorpBanca Investment Trust Colombia

	MCOP$	MCh$
Profit for the period	7,846	2195
Release of fiscal reserve	467	131
Total available to shareholders	**8,313**	**2,326**
Dividend payments	5,492	1,537
To increase legal reserve	**2,820**	**789**

HELM BANK

	MCOP$	MCh$
Profit for the period	54,557	15,265
Release of fiscal reserve	407	114
Total available to shareholders	**54,964**	**15,379**
Dividend payments	5,374	1,504
To increase legal reserve	**49,590**	**13,875**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

b.	Notice of Takeover Bid for Preferential Dividend and Non-Voting Shares of Helm Bank S.A.

On January 23, 2014, the Colombian Stock Exchange (BVC) informed the general public of the final results of the takeover bid (TOB) described in Note 3 “Material Events” Section CorpBanca Colombia, which totaled 568,206,073 shares or 99.38% of the total (571,749,928).

c.	Merger between Banco CorpBanca Colombia S.A. and Helm Bank S.A.

On February 4, 2014, the legal representatives of Banco CorpBanca Colombia S.A., and Helm Bank S.A., loan entities headquartered in the city of Bogotá D.C., in compliance with article 57 of the Organic Statutes of the Financial System (hereinafter “EOSF”), hereby notify their shareholders:

1.
That on December 2, 2013, the Colombian Financial Superintendency gave early notice on the merger to be executed by these banks, by which Banco CorpBanca Colombia S.A. absorbed Helm Bank S.A., which would in turn be dissolved without being liquidated, so that its assets, rights and obligations could be acquired by CorpBanca Colombia. This notice was subscribed by legal representatives from both entities through a power of attorney.

2.
Reasons for the Merger. On August 6, 2013, for purposes of this merger, CorpBanca Colombia acquired 2,387,387,295 common shares of Helm Bank, which represent 58.89% of the outstanding common shares of that entity, and subsequently on August 29, 2013, it acquired 1,656,579,084 shares of the same type for a total of 4,043,966,379 shares, equivalent to 99.75% of these instruments and 87.42% of the total subscribed and paid capital of Helm Bank; likewise, on January 23, 2014, once the takeover bid acceptance period had concluded, the BVC awarded CorpBanca Colombia 568,206,073 preferential shares of Helm Bank, which represent 99.38% of these shares and 12.28% of the total subscribed and paid capital of Helm Bank, acquisitions that were carried out for the purposes of the merger and were previously authorized by the SFC in July 2013, giving it a 99.7814% interest. In order to comply with article 55 et seq. of the EOSF, these entities must complete the merger during the year following the date of the first acquisition of shares of Helm Bank by CorpBanca Colombia (i.e. before August 6, 2014).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

3.
Administrative and Financial Conditions. As these banks are both lending institutions, unifying their structures will create a more sound entity, taking advantage of synergies that will maximize operating and administrative efficiency without neglecting customer service. Once the merger of CorpBanca Colombia has been completed, it will continue to comply with capital, solvency and equity regulations, as well as risk management practices in accordance with legal provisions.

4.
Valuation Method and Exchange Ratio. Both banks agreed to hire Nogal Asesorías Financieras S.A.S to perform an independent technical study of CorpBanca Colombia and Helm Bank in order to determine their value and the exchange ratio of the shares. Nogal was certified as independent and competent by the SFC in communication number 2013106073-009-000 on December 27, 2013.

The financial statements of CorpBanca Colombia and Helm Bank as of June 30, 2013, duly audited by Deloitte and Ernst & Young and approved by shareholders at the extraordinary general shareholders’ meeting on April 4, 2014, will serve as the basis for establishing the merger conditions. The discounted dividend method (DDM) was used to determine the value of the banks. This robust, efficient and reliable technical methodology is widely accepted locally and internationally for valuing financial entities. In conformity with the appendix containing the Nogal technical study, the exchange ratio is determined as follows (information in COP$):

Once merged, based on the valuation of the shares of CorpBanca Colombia, for every 10.876 common shares and/or preferential dividend and non-voting shares of Helm Bank, its shareholders will receive one (1) share of CorpBanca Colombia. For this, CorpBanca Colombia will issue 1,239,863 common shares to fulfill the aforementioned exchange ratio at a value of $6,125.683 per share.

5. Additional Information. The common shares that CorpBanca Colombia must issue in favor of the shareholders of Helm Bank must be issued in accordance with article 60-5 of the EOSF in order to comply with the aforementioned exchange ratio. This issuance will take place once the merger has been formalized and registered without needing issuance or takeover bid regulations or authorization from the SFC. The fractions of shares that result from the exchange ratio may be negotiated or paid in cash by CorpBanca Colombia with a charge to the capital account, in accordance with article 60-5-2 of the EOSF beginning on the business day following the recording in public deed of the merger.

6. Withdrawal Right. The shareholders may exercise their withdrawal right in conformity with article 62-4 of the EOSF.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

7. Inspection Right. As of this date, the accounting records and other documents required by law, as well as the early notice of merger from the SFC, the merger commitment and other documents related to the merger process will be available to shareholders at the respective offices of the Secretary Generals of CorpBanca Colombia and Helm Bank located at Carrera 7 # 99-53 piso 19 and Carrera 7 # 27-18 piso 6 in Bogotá.

In conclusion, the merger will create a more sound lending institution. The matters described above do not involve any adjustments to the financial statements as of December 31, 2013. At this stage, the financial effects that this information will have on the results of the entity cannot be quantified.

d.	Issuance of Subordinated Bonds

Towards the end of 2013, Banco CorpBanca Colombia, the International Finance Corporation (IFC), a member of the World Bank Group, and the IFC Capitalization Fund, a fund managed by IFC Asset Management Company, signed a document entitled “Note Purchase Agreement”, by which, subject to compliance of certain conditions, Banco CorpBanca Colombia will issue and the IFC Capitalization Fund will purchase subordinated bonds for US$170 million. Once issued, these floating rate notes will mature in 10 years.

A total of US$170 million (COP$345,926) in bonds was issued on March 18, 2014. The 10-year notes accrue interest at a floating rate of LIBOR plus 4 points, with semi-annual interest payments, the first of which is due September 15 for US$3 million.

The net amount from the placement will be used by the entity to increase loans in the market and finance other general corporate objectives. The matters described above do not involve any adjustments to the financial statements as of December 31, 2013. At this stage, the financial effects that this information will have on the results of the entity cannot be quantified.

e.	Amendments to By-Laws of Helm Bank.

On March 31, 2014, shareholders approved amendments to articles 38, 65 and 66 of the by-laws of Helm Bank in order to change the accounting close from six months to one year.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 4 -	SEGMENT REPORTING

Segment reporting is determined by the Bank on the basis of its separate business units, which are differentiated mainly by the risks and returns that affect them.

Reporting segments and the criteria used for reporting to the Bank’s chief operating decision maker are in accordance with IFRS 8 Operating Segments.

The Bank’s commercial activities take place mainly in the domestic market. It has strategically aligned its operations into four divisions for its four commercial segments based on market segmentation and the needs of its customers and commercial partners. The eight commercial segments are: Commercial Banking (which includes the Large Companies, Real Estate and International Wholesale Division and Companies Division), Retail Banking (which includes Traditional and Private Banking and the Consumer Banking Division), International and Treasury Division, Other Financial Services and Colombia. The Bank manages these commercial segments using an information system on internal profitability.  The Bank has also included geographic disclosures on its operations in New York and Colombia, the latter of which resulted from its acquisition of Banco CorpBanca Colombia. Management reviews its segments on the basis of gross operating margin and uses average balances to evaluate performance and allocate resources.

Each commercial segment is described below:

Segments for Chile and the United States

Commercial Banking

•
The Large Companies, Real Estate and International Wholesale Division consists of companies that belong to major economic groups, specific industries and companies with sales greater than US$30 million. It also includes companies from the real estate and financial industry sectors.

•
The Companies Division includes a wide range of financial products and services for companies with annual sales of less than US$30 million. The leasing and factoring departments have been included in this segment.

Retail Banking

•
Traditional and Private Banking offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to medium and high-income segments. Retail Banking includes consumer loans, personal loans, auto loans and credit cards.

•	The Consumer Banking Division (Condell) offers, among other products, consumer loans, credit cards and mortgage loans to individuals with income between ThCh$100 and ThCh$600.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

International and Treasury Division

•	This segment mainly includes treasury activities such as financial management, funding and liquidity as well as international commercial activities.

Financial Services

•	These are services provided by our subsidiaries that include insurance brokerage, financial advisory services, asset management and securities brokerage.

Colombia

The commercial activities of this segment are carried out by the following entities:

a)	Banco CorpBanca Colombia and Subsidiaries.

b)	Helm Bank and Subsidiaries (including Helm Corredores de Seguros).

These correspond to operations and business carried out by these entities in that country, primarily related directly to the needs of their customers and the Bank’s strategy, grouped as follows: Commercial Banking, Retail Banking, Treasury Operations and International Business or Operations. They offer additional products and other financial services through their different subsidiaries in order to provide comprehensive service to their current and potential customers.
This segment is determined by the Bank on the basis of its separate business units, which are differentiated mainly by the risks and returns that affect them. Colombia has been identified as a separate operating segment based on the business activities described above. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.
Segment information regarding assets, liabilities and income or expenses for the period are presented in accordance with the SBIF Compendium of Accounting Standards.

1.	Geographic Information

CorpBanca reports revenue by segment from external customers that is:

(i)	attributed to the entity’s country of domicile and
(ii)	attributed, in aggregate, to all foreign countries where the entity obtains revenue.

When revenue from external customers attributed to a particular foreign country is significant, it is disclosed separately.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

In line with this, the Group operates in three main geographic areas: Chile, Colombia 1 and the United States.

The following table details non-segmented assets associated with each geographic area:

 2 This segment includes investments in Helm Bank Caymán S.A,  Helm Bank (Panamá) S.A., and Helm Casa de Valores (Panamá).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

1.	The information presented in this note was prepared based on an analysis of:

a)	Profit or Loss:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

b)      Assets and Liabilities

b) Assets and Liabilities

As of March 31, 2014

	Commercial Banking		Retail Banking					
	Large Companies and Corporate Division	Companies Division	Traditional and Private Banking Division	Banco Condell Consumer Division	International and Treasury Division	Other Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:								
Mortgage	-	24,437	1,571,394	4,229	30	-	483,378	**2,083,468**
Consumer	31	5,996	357,428	170,722	-	-	1,214,931	**1,749,108**
Commercial	3,331,036	1,758,067	849,511	85	258,519	164	3,796,038	**9,993,420**
Loans, before provisions	**3,331,067**	**1,788,500**	**2,778,333**	**175,036**	**258,549**	**164**	**5,494,347**	**13,825,996**
Credit risk provisions	(47,013)	(39,469)	(25,994)	(12,574)	-	5,811	(189,386)	**(308,625)**
Loans, net of provisions	**3,284,054**	**1,749,031**	**2,752,339**	**162,462**	**258,549**	**5,975**	**5,304,961**	**13,517,371**
Trading securities	-	-	-	-	65,330	-	630,647	**695,977**
Receivables from repurchase agreements and securities borrowing	-	-	-	-	23,068	-	205,498	**228,566**
Derivative instruments	-	-	-	-	471,613	-	60,555	**532,168**
Financial assets available for sale	-	-	-	-	578,965	-	306,768	**885,733**
Financial assets held to maturity	-	-	-	-	29,901	-	228,853	**258,754**
Assets not incorporated in segments (*)	-	-	-	-	-	-	-	**3,093,387**
Total assets	**3,284,054**	**1,749,031**	**2,752,339**	**162,462**	**1,427,426**	**5,975**	**6,737,282**	**19,211,956**
Current accounts	196,882	272,163	226,307	3	209	17,368	869,792	**1,582,724**
Other demand and deposits	75,927	34,422	32,429	6,618	-	106,727	1,999,068	**2,255,191**
Deposits and borrowings	955,022	725,553	938,306	16,118	2,656,316	-	2,417,114	**7,708,429**
Payables from repurchase agreements and securities lending	-	-	-	-	84	22,210	482,571	**504,865**
Derivative instruments	-	-	-	-	429,095	-	26,682	**455,777**
Borrowings from financial institutions	-	-	-	-	858,909	-	528,568	**1,387,477**
Debt issued	-	-	-	-	2,078,095	-	447,472	**2,525,567**
Liabilities not incorporated in segments (*)	-	-	-	-	-	-	-	**1,025,754**
Equity	-	-	-	-	-	-	-	**1,766,172**
Total liabilities and equity	**1,227,831**	**1,032,138**	**1,197,042**	**22,739**	**6,022,708**	**146,305**	**6,771,267**	**19,211,956**

As of December 31, 2013

	Commercial Banking		Retail Banking					
	Large Companies and Corporate Division	Companies Division	Traditional and Private Banking Division	Banco Condell Consumer Division	International and Treasury Division	Other Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:								
Mortgage	-	24,074	1,513,111	4,211	30	64	462,813	**2,004,303**
Consumer	35	4,528	349,471	168,479	-	-	1,157,227	**1,679,740**
Commercial	3,375,835	1,681,840	848,328	79	142,197	175	3,571,247	**9,619,701**
Loans, before provisions	**3,375,870**	**1,710,442**	**2,710,910**	**172,769**	**142,227**	**239**	**5,191,287**	**13,303,744**
Credit risk provisions	(50,577)	(37,376)	(26,337)	(12,487)	-	4,400	(185,639)	**(308,016)**
Loans, net of provisions	**3,325,293**	**1,673,066**	**2,684,573**	**160,282**	**142,227**	**4,639**	**5,005,648**	**12,995,728**
Trading securities	-	-	-	-	40,977	-	390,706	**431,683**
Receivables from repurchase agreements and securities borrowing	-	-	-	-	11,660	-	190,005	**201,665**
Derivative instruments	-	-	-	-	339,773	-	36,507	**376,280**
Financial assets available for sale	-	-	-	-	633,305	-	255,782	**889,087**
Financial assets held to maturity	-	-	-	-	19,195	-	218,327	**237,522**
Assets not incorporated in segments (*)	-	-	-	-	-	-	-	**2,358,082**
Total assets	**3,325,293**	**1,673,066**	**2,684,573**	**160,282**	**1,187,137**	**4,639**	**6,096,975**	**17,490,047**
	-	-	-	-	-	-	-	-
Current accounts	188,092	270,671	184,033	4	343	9,524	815,955	**1,468,622**
Other demand and deposits	77,066	69,636	33,691	7,097	8	118,621	1,676,622	**1,982,761**
Deposits and borrowings	747,873	646,746	985,923	16,360	2,403,459	-	2,537,342	**7,337,703**
Payables from repurchase agreements and securities lending	-	-	-	-	74,602	11,388	256,455	**342,445**
Derivative instruments	-	-	-	-	261,661	-	19,922	**281,583**
Borrowings from financial institutions	-	-	-	-	839,983	-	433,857	**1,273,840**
Debt issued	-	-	-	-	2,066,648	-	347,909	**2,414,557**
Liabilities not incorporated in segments (*)	-	-	-	-	-	-	-	**671,497**
Equity	-	-	-	-	-	-	-	**1,717,039**
Total liabilities and equity	**1,013,031**	**987,073**	**1,203,647**	**23,461**	**5,646,704**	**139,533**	**6,088,062**	**17,490,047**

(*) Loans net of provisions include loans and advances to banks as of March 31, 2014 and December 31, 2013.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

(**) Non-segmented assets and liabilities as of March 31, 2014 and 2013, are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 5 -	CASH AND CASH EQUIVALENTS
•	Detail of Cash and Cash Equivalents

The following table details cash and cash equivalents:

(1) This corresponds to trading instruments, available-for-sale investments and fixed income mutual funds maturing in less than three months from the date of acquisition.

(2) This corresponds to repurchase agreements maturing in less than three months from the date of acquisition, which are presented in the line item “Repurchase Agreements and Securities Borrowing” in the Statement of Financial Position.

Funds in cash and deposits in the Chilean Central Bank are in response to monthly average matching regulations that the Bank must meet.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Items (1) and (2) are detailed as follows:

•	Transactions in the course of collection

Transactions in the course of collection consist of transactions awaiting liquidation to increase or decrease funds in the Chilean Central Bank or foreign banks, normally within 12 to 24 business hours following period end, and are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 6 -	TRADING SECURITIES

Trading securities are detailed as follows:

As of March 31, 2014	As of December 31, 2013
	MCh$	MCh$
Chilean Government and Central Bank instruments:		
Central Bank bonds	24,073	746
Central Bank promissory notes	-	-
Other Chilean Government and Central Bank instruments	1,979	9,106
Other instruments issued in Chile:		
Bonds	775	-
Promissory notes	18,326	18,582
Other instruments	132	133
Instruments issued abroad:		
Bonds	533,113	326,141
Promissory notes	-	-
Other instruments	97,409	64,443
Mutual fund investments:		
Funds managed by related parties	14,032	12,495
Funds managed by third parties	6,138	37
Total	**695,977**	**431,683**

(*) As of March 31, 2014, trading securities totaled MCh$216,206 (MCh$11,352 as of March 31, 2013), maturing in less than three months from the date of acquisition. (See Note 5).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 7 -	OPERATIONS WITH REPURCHASE AGREEMENTS AND SECURITIES BORROWING/LENDING

a)
The Bank purchases financial instruments under agreements to resell them at a future date.  As of March 31, 2014 and December 31, 2013, instruments acquired with repurchase agreements are detailed as follows:

Balances as of March 31, 2014			
	Less than three months	Between three months and one year	More than one year	Total
	MCh$	MCh$	MCh$	MCh$
Chilean Government and Central Bank instruments:				
Central Bank instruments	-	-	-	-
Treasury bonds and notes	-	-	-	-
Other government instruments	-	-	-	-
Other instruments issued in Chile:				
Instruments from other domestic banks	10,003	-	-	10,003
Corporate bonds and commercial paper	790	-	-	790
Other instruments issued in Chile	10,899	1,377	-	12,276
Instruments issued abroad:				
Government and Central Bank instruments	61,095	-	144,403	205,497
Other instruments issued abroad	-	-	-	-
Mutual fund investments:				
Funds managed by related parties	-	-	-	-
Funds managed by third parties	-	-	-	-
Total	**82,787**	**1,377**	**144,403**	**228,566**

	Balances as of December 31, 2013			
	Less than three months	Between three months and one year	More than one year	Total
	MCh$	MCh$	MCh$	MCh$
Chilean Government and Central Bank instruments:				
Central Bank instruments	-	-	-	-
Treasury bonds and notes	-	-	-	-
Other government instruments	-	-	-	-
Other instruments issued in Chile:				
Instruments from other domestic banks	-	-	-	-
Corporate bonds and commercial paper	772	-	-	772
Other instruments issued in Chile	9,669	1,219	-	10,888
Instruments issued abroad:				
Government and Central Bank instruments	56,284	-	133,721	190,005
Other instruments issued abroad	-	-	-	-
Mutual fund investments:				
Funds managed by related parties	-	-	-	-
Funds managed by third parties	-	-	-	-
Total	**66,725**	**1,219**	**133,721**	**201,665**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

(*) As of March 31, 2014, purchases with repurchase agreements totaled MCh$82,787 (MCh$46,257 as of March 31, 2013), maturing in less than three months from the date of acquisition. (See Note 5).

b)	As of March 31, 2014 and December 31, 2013, instruments sold with repurchase agreements are detailed as follows:

Balances as of March 31, 2014			
	Less than three months	Between three months and one year	More than one year	Total
	MCh$	MCh$	MCh$	MCh$
Chilean Government and Central Bank instruments				
Central Bank instruments	84	-	-	84
Treasury bonds and notes	-	-	-	-
Other government institutions	-	-	-	-
Other instruments issued in Chile				
Instruments from other domestic banks	21,656	554	-	22,210
Corporate bonds and commercial paper	-	-	-	-
Other instruments issued in Chile	-	-	-	-
Instruments issued abroad				
Government and Central Bank instruments	482,571	-	-	482,571
Other instruments issued abroad	-	-	-	-
Mutual fund investments				
Funds managed by related parties	-	-	-	-
Funds managed by third parties	-	-	-	-
Total	**504,311**	**554**	**-**	**504,865**

	Balances as of December 31, 2013			
	Less than three months	Between three months and one year	More than one year	Total
	MCh$	MCh$	MCh$	MCh$
Chilean Government and Central Bank instruments				
Central Bank instruments	11,628	-	-	11,628
Treasury bonds and notes	-	-	-	-
Other government institutions	17,405	-	-	17,405
Other instruments issued in Chile				
Instruments from other domestic banks	56,957	-	-	56,957
Corporate bonds and commercial paper	-	-	-	-
Other instruments issued in Chile	-	-	-	-
Instruments issued abroad				
Government and Central Bank instruments	256,455	-	-	256,455
Other instruments issued abroad	-	-	-	-
Mutual fund investments				
Funds managed by related parties	-	-	-	-
Funds managed by third parties	-	-	-	-
Total	**342,445**	**-**	**-**	**342,445**

NOTE 8 -	LOANS AND ADVANCES TO BANKS

As of March 31, 2014 and December 31, 2013, loans and advances to banks are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Movements in provisions and impairment for loans with domestic and foreign banks during 2014 and 2013 are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 9 -	LOANS TO CUSTOMERS, NET
a)	Loans to Customers

As of March 31, 2014 and December 31, 2013, the loan portfolio is detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

b)	Provisions

Movements in credit risk provisions during the periods ended March 31, 2014 and 2013, are detailed as follows:

Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2014	**173,470**	**134,409**	**307,879**
Portfolio charge-offs			
Commercial loans	(2,222)	(3,633)	**(5,855)**
Mortgage loans	-	(603)	**(603)**
Consumer loans	-	(17,079)	**(17,079)**
Total charge-offs	**(2,222)**	**(21,315)**	**(23,537)**
Provisions established	56,162	70,941	**127,103**
Provisions released	(44,240)	(49,896)	**(94,136)**
Impairment	-	-	-
Portfolio sale	(12,476)	-	**(12,476)**
Translation adjustment	1,906	1,753	**3,659**
Balances as of March 31, 2014	**172,600**	**135,892**	**308,492**

	Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2013	**82,379**	**84,330**	**166,709**
Portfolio Charge-offs			
Commercial loans	(30,178)	(12,253)	**(42,431)**
Mortgage loans	-	(2,831)	**(2,831)**
Consumer loans	-	(62,296)	**(62,296)**
Total charge-offs	**(30,178)**	**(77,380)**	**(107,558)**
Provisions established	193,586	137,423	**331,009**
Provisions released	(148,563)	(62,875)	**(211,438)**
Impairment	-	-	-
Acquisition Helm Group	77,619	47,113	**124,732**
Debt exchange	(4,565)	-	**(4,565)**
Translation adjustment	3,192	5,798	**8,990**
Balances as of December 31, 2013	**173,470**	**134,409**	**307,879**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

c)	Sale of Portfolio

1.
As of March 31, 2014 and 2013 and December 31, 2013, the Bank and its subsidiaries engaged in portfolio purchases and sales. The effect on income of these transactions as a whole does not exceed 5% of before tax profit for the year, and is recorded within net gains from trading and brokerage activities in the Consolidated Statement of Income for the Period, disclosed in Note 23 within “Other Instruments at Fair Value through Profit and Loss”.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 10 -	INVESTMENT SECURITIES

a)	As of March 31, 2014 and December 31, 2013, the Bank records the following instruments as available for sale and held to maturity:

As of March 31,			As of December 31,		
	2014			2013		
	Available for Sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments quoted on active markets:						
Chilean Government and Central Bank instruments						
Central Bank instruments	340,246	-	**340,246**	334,718	-	**334,718**
Treasury bonds and notes	36,427	-	**36,427**	847	-	**847**
Other government instruments	16,941	-	**16,941**	21,769	-	**21,769**
Other instruments issued in Chile						
Deposit promissory notes	34,684	-	**34,684**	78,712	-	**78,712**
Chilean mortgage bonds	297	-	**297**	313	-	**313**
Bank bonds	5,591	7,791	**13,382**	17,985	-	**17,985**
Other instruments	141,641	-	**141,641**	136,623	8,632	**145,255**
Instruments issued abroad						
Foreign government and Central Bank instruments	260,476	102,177	362,653	212,280	93,750	306,030
Other instruments issued abroad	49,430	148,786	**198,216**	85,840	135,140	**220,980**
Impairment provision	-	-	-	-	-	-
Investments not quoted on active markets:						
Corporate bonds and commercial paper	-	-	-	-	-	-
Other instruments	-	-	-	-	-	-
Impairment provision	-	-	-	-	-	-
Total	**885,733**	**258,754**	**1,144,487**	**889,087**	**237,522**	**1,126,609**

(*) As of March 31, 2014, trading securities totaled MCh$123,242 (MCh$233,587 as of March 31, 2013), maturing in less than three months from the date of acquisition. (See Note 5).

Impairment of Investment Securities

The Bank’s portfolio of investment securities presented no impairment as of March 31, 2014 and December 31, 2013.

Within this context, all investments quoted on inactive markets that are classified as available for sale have been recorded at fair value.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 11 -	INVESTMENTS IN OTHER COMPANIES
a)	Investments in Other Companies

The Bank’s investments in other companies as of March 31, 2014 and December 31, 2013, are detailed as follows:

As of March 31, 2014			As of December 31, 2013		
	% Ownership Interest	MCh$		% Ownership Interest	MCh$	
Company						
Nexus S.A.	12.9	1,057		12.9	1,057	
Transbank S.A.	8.72	939		8.72	939	
Combanc S.A.	5.29	159		5.29	159	
Redbanc S.A.	2.5	110		2.5	110	
Sociedad Interbancaria de Depósitos de Valores S.A.	3.91	75		3.91	75	
Imerc OTC S.A	6.67	864	(ii)	6.67	864	(ii)
Deceval S.A.	11.35	8,198	(i)	11.35	8,098	(i)
A.C.H Colombia	4.22	529	(i)	4.22	523	(i)
Redeban Multicolor S.A	1.6	290	(i)	1.6	284	(i)
Cámara de Compensación Divisas de Col. S.A.	7.76	76	(i)	7.76	73	(i)
Cámara de Riesgo Central de Contraparte S.A.	2.42	123	(i)	2.42	208	(i)
B.C.H. - Settlement	0.000003	15	(i)	0.000003	15	(i)
Cifin	9	153	(i)	9	150	(i)
Servibanca - Tecnibanca	4.54	735	(i)	4.54	719	(i)
Rights or shares in other companies						
Share of Bolsa de Comercio de Santiago	2.0833	1,056		2.0833	1,056	
Share of Bolsa Electrónica de Chile	2.439	211		2.439	211	
Bolsa de Valores de Colombia	0.97	860	(i)	0.97	841	(i)
Fogacol	150,000 units	85	(i)	150,000 units	83	(i)
Total		**15,535**			**15,465**

(i)
This corresponds to investments in other companies made by the Colombian subsidiaries. The increase in the investment in Deceval S.A. and ACH Colombia is due to the fair value effect of these investments at the time of the acquisitions in Colombia in accordance with IFRS 3.

(ii)
As of December 31, 2013, CorpBanca has subscribed and paid for 667 shares, equivalent to MCh$864, which were paid when forming the company. The banking support company, Servicios de Infraestructura de Mercado OTC S.A., doing business as IMERC-OTC S.A. was formed on June 21, 2013, in conjunction with other banks from the Chilean financial system to operate a centralized operations registry, providing registration, confirmation, storage, consolidation and reconciliation services for derivative transactions. The new company was formed with capital of Ch$12,957,463,890, divided into 10,000 shares with no par value.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

In 2014 and 2013, the Bank received dividends from the following companies:

Movements in these investments as of March 31, 2014 and December 31, 2013, are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 12 -	INTANGIBLE ASSETS

a)	As of March 31, 2014 and December 31, 2013, this account is detailed as follows:

(1)
Integrated Banking System (IBS) is the Bank’s central operating system, which replaces the diverse operating systems used previously, providing one sole central system that supplies up-to-date information on customers for each of the business lines, calculating net income as well as the profitability of each product and customer segment.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

b)	Movements of intangible assets as of March 31, 2014 and December 31, 2013, are detailed as follows:

Opening Net Balance 2014	Integrated Banking System	Computer Software or Systems	IT Projects	Arising from Business Combination (*)	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2014	**4,217**	**15,443**	**23,332**	**792,807**	**1,123**	**836,922**
Acquisitions	3	967	1,845	-	5	**2,820**
Retirements	-	(160)		-	(366)	**(526)**
Amortization (Note 28)	(295)	(2,845)	(1,034)	(4,000)	(64)	**(8,238)**
Translation adjustment	-	-	242	21,933	-	**22,175**
Other	5	27	-	-	31	**63**
Balances as of March 31, 2014	**3,930**	**13,432**	**24,385**	**810,740**	**729**	**853,216**

Opening Net Balance 2013	Integrated Banking System	Computer Software or Systems	IT Projects	Arising from Business Combination (*)	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2013	**5,368**	**10,960**	**12,074**	**452,255**	**1,025**	**481,682**
Acquisitions	19	7,691	15,119	343,974	436	**367,239**
Retirements	-	-	(135)	-	-	**(135)**
Amortization (Note 28)	(1,181)	(9,010)	(3,726)	(15,442)	(249)	**(29,608)**
Translation adjustment	-	-	-	12,020	-	**12,020**
Other	11	(704)	-	-	(89)	**(782)**
Acquisition in Colombia	-	6,506	-	-	-	**6,506**
Balances as of December 31, 2013	**4,217**	**15,443**	**23,332**	**792,807**	**1,123**	**836,922**

c)	Impairment

At each reporting date, Banco CorpBanca will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset’s recoverable amount.

The entity will conduct impairment testing on an annual basis for intangible assets with indefinite useful lives, as well as intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. Impairment testing can be carried out at any time during the year, as long as it takes place at the same time each year. Impairment testing of different intangible assets can take place on different dates. However, if that intangible asset had been recognized initially during the current year, it will be tested for impairment before the year ends.

Impairment of goodwill is determined by evaluating the recoverable amount of each cash generating unit (or group) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized; goodwill acquired in a business

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

combination shall be distributed as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with IAS 36 “Impairment of Assets”, annual impairment testing is permitted for a CGU to which goodwill has been allocated, or at any time for intangible assets with indefinite useful lives, as long as they are carried out at the same time each year. Different cash generating units and different intangible assets can be tested for impairment at different times during the year.

CorpBanca and subsidiaries conducted impairment testing for unamortized assets, including intangible assets that are still not in use, and concluded that no impairment exists.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 13 -	PROPERTY, PLANT AND EQUIPMENT

a)	As of March 31, 2014 and December 31, 2013, this account is detailed as follows:

(1)
The useful life presented in the following tables is the residual useful life of the Bank’s property, plant and equipment based on the useful life established during the transition to IFRS (January 1, 2009). The total useful life was determined based on expected use given the quality of the original construction, the environment where the assets are located, the quality and extent of maintenance performed, and appraisals prepared by external specialists independent from the Bank.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

b)	Movements of property, plant and equipment as of March 31, 2014 and December 31, 2013, respectively, are detailed as follows:

(*) Retirements include sales of branches during 2013, detailed as follows:

d)
As of March 31, 2014 and 2013 and December 31, 2013, the Bank and its subsidiaries have no restrictions on property, plant and equipment. In addition, no property, plant and equipment have been given in guarantee for compliance of any obligations. There are also no amounts owed by the Bank on property, plant and equipment as of the aforementioned dates.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 14 -	OTHER ASSETS
a)	As of March 31, 2014 and December 31, 2013, this account is detailed as follows:

As of March 31, 2014	As of December 31, 2013
	MCh$	MCh$
Leased assets (5)	**37,016**	**46,768**
Assets awarded and recovered (6)	**2,686**	**1,907**
Assets received in lieu of payment	347	185
Assets awarded in court-ordered public auction	2,535	1,785
Provisions for assets received in lieu of payment	(196)	(63)
Other Assets	**342,809**	**242,003**
Lease prepayments (1)	18,864	19,067
Accounts and notes receivable (2)	62,492	101,087
Prepaid expenses (3)	28,315	20,952
Projects in development (4)	24,534	24,688
Notes in clearance from banks without local offices	2,384	1213
Threshold effect guarantees (7)	168,143	50,832
Other	38,077	24,164
Total	**382,511**	**290,678**

(1)	Leases prepaid to SMU S.A. for ATM space. (See Note 29, letter b) to these financial statements.)

(2)	This includes rights and accounts that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending collections.

(3)	It incorporates payments made for different services that will be received (leases, insurance and others) that have not yet been accrued.

(4)	IT projects and other projects in progress.

(5)	Property, plant and equipment to be given under finance lease.

(6)
Assets received in lieu of payment are assets received as payment of past-due debts of customers. The set of assets held by the Bank that were acquired in lieu of payment should at no time exceed 20% of the Bank’s regulatory capital. These assets currently represent 0.01% (0.01% as of December 31, 2013) of the Bank’s regulatory capital.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Assets awarded in court-ordered auctions are assets that have been awarded in court-ordered auctions to pay debts previously contracted with the Bank. Assets awarded in court-ordered auctions are not subject to the previously mentioned margin. These properties are available-for-sale assets. For the majority of the assets, the Bank expects to complete the sale within one year of the date on which the asset was received or acquired. If the asset is not sold during the course of a year, it must be charged off.

Provisions are also recorded for the difference between the initial value of these assets and their realizable value when the former is greater.

(7)	Guarantees for financial transactions.

b)	Movements in the provision for assets received or awarded in lieu of payment for the periods ended March 31, 2014 and December 31, 2013, are detailed as follows:

Accumulated amortization and impairment	Provisions for Assets Received in Lieu of Payment
	MCh$
Balance as of January 1, 2014	63
Provisions released	(92)
Provisions established	225
Balance as of March 31, 2014	**196**
Balance as of January 1, 2013	71
Provisions released	(678)
Provisions established	670
Balance as of December 31, 2013	**63**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 15 -	DEPOSITS AND OTHER DEMAND OBLIGATIONS AND BORROWINGS

As of March 31, 2014 and December 31, 2013, this account is detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 16 -	BORROWINGS FROM FINANCIAL INSTITUTIONS

As of March 31, 2014 and December 31, 2013, borrowings from financial institutions are detailed as follows:

As of March 31, 2014	As of December 31, 2013
	MCh$	MCh$
Loans from Domestic Financial Institutions		
Banco de Chile	331	-
Subtotal	**331**	-
Loans from Foreign Financial Institutions		
Standard Chartered Bank	170,885	168,621
Commerzbank AG	86,571	91,908
Wells Fargo Bank, N.A.	122,131	91,170
Citibank N.A.	107,007	84,171
Findeter S.A - Financiera del Desarrollo Territorial	81,136	80,372
Sumitomo Mitsui Banking Corporation	67,683	74,049
Bancoldex S.A - Banco de Comercio Exterior de Colombia S.A	78,732	59,821
ING Bank N.V Amsterdam	23,630	54,095
Bank of America, N.A.	51,856	49,182
Bladex Pamana	46,858	44,797
Deutsche Bank	26,725	42,696
Bank of Montreal	44,089	31,571
Banco de la Producción S.A. Produbanco	21,628	28,463
Wachovia Bank N.A.	26,743	26,049
Corporacion Andina de Fomento	15,013	26,003
Bank of New York	26,980	25,794
Bank of Nova Scotia	22,025	21,056
OCBC Bank	22,025	21,056
Toronto Dominion Bank	16,519	20,181
Royal Bank of Scotland	24,778	18,424
Mercantil Commercebank, N.A	20,880	15,266
Banco Crédito del Peru	13,772	13,168
HSBC England	27,531	13,160
Banco Latinoamericano del Exterior SA	6,623	10,573
Fifth Third Bank	11,024	10,566
JPMorgan Chase & Co.	11,012	10,528
Bancolombia	13,769	9,405
Swedbank	8,275	7,911
Banco Del Estado	5,507	5,264
Banco de Bogota (Colombia)	-	1,505
Banco Caja Social	23,802	-
Finagro	16,702	-
Banco Davivienda S.A.	12,748	-
Taiwan Cooperative Bank	16,600	-
Other banks	115,887	117,015
Subtotal	**1,387,146**	**1,273,840**
Total	**1,387,477**	**1,273,840**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 17 -	DEBT INSTRUMENTS ISSUED AND OTHER FINANCIAL OBLIGATIONS

As of March 31, 2014 and December 31, 2013, this account is detailed as follows:

Debt classified as short term includes demand obligations or obligations that will mature in less than one year. All other debt is classified as long term, and is detailed as follows:

By Maturity

	As of March 31, 2014		
	Long-Term	**Short-Term**	**Total**
	MCh$	MCh$	MCh$
Letters of credit	93,007	18,383	**111,390**
Senior bonds	1,486,049	57,940	**1,543,989**
Subordinated bonds	870,188	-	**870,188**
Debt issued	**2,449,244**	**76,323**	**2,525,567**
Other financial obligations	**7,324**	**8,872**	**16,196**

	As of December 31, 2013		
	Long-Term	**Short-Term**	**Total**
	MCh$	MCh$	MCh$
Letters of credit	98,859	19,630	**118,489**
Senior bonds	1,464,497	57,455	**1,521,952**
Subordinated bonds	774,116	-	**774,116**
Debt issued	**2,337,472**	**77,085**	**2,414,557**
Other financial obligations	**7,317**	**9,490**	**16,807**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

The following tables provide further detail on each debt instrument as of March 31, 2014 and December 31, 2013:

a)	Letters of Credit

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Senior bond maturities are detailed as follows:

c)	Subordinated Bonds

(*) Debt instruments issued by Banco CorpBanca Colombia.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Subordinated bond maturities are detailed as follows:

d)	Other Financial Obligations

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 18 -	OTHER LIABILITIES

As of March 31, 2014 and 2013, other financial institutions are detailed as follows:

(1)
This consists of obligations that fall outside the Bank’s line of business such as withholding taxes, social security payments, credits on materials purchases, credits on or obligations for lease agreements to acquire property, plant or equipment, or provisions for expenses pending payment.

(2)	This corresponds to a fair value adjustment of items hedged with fair value hedges.

(3)	Accounts payable for the Helm takeover bid (see detail in letter e) Note 11 “Investments in Other Companies”.

(4)	Guarantees for financial transactions.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 19 -	CONTINGENCIES, COMMITMENTS AND RESPONSIBILITIES
a)	Commitments and responsibilities accounted for in off-balance-sheet memorandum accounts:

The Bank, its subsidiaries and its foreign branch record the following balances related to commitments and responsibilities that fall within its line of business in off-balance-sheet memorandum accounts:

The preceding table only includes the most significant balances.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

b)	Pending Litigation

b.1) CorpBanca

As of the date of issuance of these financial statements, there are lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Division, present no risk of significant loss. Nevertheless, as of March 31, 2014, it has recorded provisions of MCh$257 (MCh$133 as of March 31, 2013).

b.2) CorpBanca Corredores de Bolsa S.A.

As of March 31, 2014, the following legal situations are in process:

•
As of March 31, 2014, the company has conducted out-of-court collections procedures that did not result as expected. Consequently, it initiated court collections proceedings that, according to the Legal Services Division, could result in a loss for the Bank in the event that the amounts owed by customers are not recovered. As a result, the company has fully provisioned the amount of MCh$205 in its financial statements.

•
Before the 5th Criminal Court of Santiago, in fraud case No. 149913-7, as part of a criminal suit filed by Banco del Estado de Chile, to which CorpBanca Corredores de Bolsa S.A. is not party, the court seized (in the Company’s opinion, improperly) Time Deposit No. 00243145 for MCh$43 (historical pesos) that Concepción S.A. Corredores de Bolsa, now CorpBanca Corredores de Bolsa S.A., had acquired from its initial beneficiary, because it was considered corpus delicti. This time deposit is fully provisioned in the Company’s financial statements and is presented net of the provision in notes and accounts receivable.

b.3) CorpBanca Administradora General de Fondos

On April 15, 2013, the Company was notified of a lawsuit brought by José Hernán Romero Salinas against CorpBanca Administradora General de Fondos S.A. filed with the 12th Civil Court of Santiago, Case No. C-17811-2012, seeking compensation for damages due to an alleged breach of contractual liability. Compensation sought amounts to MCh$138. On March 6, 2014, the court ruled that the proceedings had been abandoned. This ruling became final on March 21, 2014. Therefore, this case is currently closed.

On September 26, 2013, the Company was notified of a lawsuit brought by José Hernán Romero Salinas against CorpBanca Administradora General de Fondos S.A. filed with the 9th Civil Court of Santiago, Case No. C-9302-2013, seeking annulment of contracts due to an alleged error in the type of investment made, return of funds invested totaling Ch$512,792,497 and compensation for damages of MCh$150. The case is currently in the evidence stage.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

b.4) Banco CorpBanca Colombia S.A.

The Bank and its subsidiaries are involved in civil, labor and administrative proceedings. The 86 civil and administrative proceedings existing, which total MCOP$ 22,297, include processes for alleged banking responsibility (plenary suits) and class action or group lawsuits. Of these proceedings, the probability of loss is remote in 60 cases, possible in 16 cases and likely in 10 cases. Provisions for those proceedings classified as likely in accordance with IAS 37 total MCOP$ 597.

The proceedings classified as likely include one class action suit that affects the entire financial sector. In 2010, no court proceedings, adverse rulings or complaints were filed that, given their amount, might materially affect the Bank’s capital. The common legal proceedings or processes that affect most of the financial sector will not necessarily be ruled on in 2014, but perhaps in subsequent years. Particularly because of the portfolio sales by Banco CorpBanca Colombia (formerly Banco Santander), which make its particular situation different from other banks that are party to the lawsuit, it is difficult to quantify the status of these proceedings and impossible to determine the financial implications.

There are 121 labor proceedings seeking a total of MCOP$ 19,097, for which MCOP$ 1,102 has been provisioned, equivalent to 58%. Of these, the probability of loss is remote in 42 cases, possible in 5 and likely in 74 cases.

b.5)  Helm Bank S.A.

Helm Bank and its subsidiaries are involved in civil and administrative proceedings. Of the 74 civil and administrative proceedings, 32 are related to banking operations and 46 to ownership of leased assets. Compensation sought amounts to approximately MCh$13,224. Of these proceedings, the probability of loss is remote in 68 cases, possible in 5 cases and likely in 1 case. Provisions for those proceedings classified as likely in accordance with IAS 37 total MCOP$ 3,978.

The proceedings classified as likely include one class action suit that affects the entire financial sector. During the first quarter of 2014, no court proceedings, adverse rulings or complaints were filed that, given their amount, might materially affect the Bank’s capital. The common legal proceedings or processes that affect most of the financial sector will not necessarily be ruled on in 2014, but perhaps in subsequent years.

b.6) Other Companies Included in Consolidation

As of March 31, 2014 and 2013, the following companies do not have any pending lawsuits that represent a risk of significant loss for the Bank: .

•       CorpBanca Asesorías Financieras S.A.
•       CorpBanca Corredores de Seguros S.A.
•       CorpLegal S.A.
•       CorpBanca Agencia de Valores S.A.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

•       CorpBanca New York Branch
•       SMU CORP S.A.
•       CorpBanca Investment Trust Colombia S.A.

c)	Contingent loans

The following table contains the amounts for which the Bank is contractually obliged to provide loans and the amount of credit risk provisions established:

d)	Responsibilities

The Bank and its subsidiaries have the following responsibilities arising from the normal course of business:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

The subsidiary CorpBanca Corredores de Bolsa S.A. presents the following information regarding securities in custody:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

The subsidiary CorpBanca Agencia de Valores S.A. presents the following information regarding securities in custody:

These two subsidiaries provide custody services in accordance with SVS Ruling No. 1962 of January 19, 2010, segmenting custody services to unrelated third parties and related parties as follows: a) Custody not subject to management, b) Portfolio management and c) Voluntary pension savings (APV) management. Amounts are also segmented into domestic and foreign as well as by type of instrument: Variable Income Instruments (IRV), Fixed Income Instruments (IRF), Financial Brokerage Instruments (IIF) and others, including the percentage maintained in the Central Securities Deposit (DCV).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

e)	Guarantees Granted

e.1) CorpBanca

Assets provided as guarantees:

e.2) CorpBanca Corredores de Bolsa S.A.

•	Direct commitments - As of March 31, 2014 and December 31, 2013, the Company does not have any direct commitments.

•
Real guarantees involving Bank assets established in favor of third parties - As of March 31, 2014 and December 31, 2013, the Company does not have any real guarantees involving Bank assets established in favor of third parties.

•	Personal guarantees - As of March 31, 2014 and December 31, 2013, the Company has not granted any personal guarantees.

•
Operating guarantees - In compliance with articles 30 and 31 of Law No. 18,045 (Securities Market Law), the Company has established a guarantee of UF 4,000 maturing April 22, 2014, through Compañía de Seguros de Crédito Continental S.A., designating the Santiago Stock Exchange as the creditors’ representative.

On September 29, 2012, an employee dishonesty insurance policy with US$10,000,000 in coverage from CHUBB de CHILE Compañía de Seguros Generales originally expiring September 29, 2012, was extended.  The new policy matured September 29, 2013, and its direct beneficiary was CorpBanca Corredores de Bolsa S.A. On September 29, 2013, this policy was extended for 30 days until October 29, 2013.

On October 29, 2013, an employee dishonesty insurance policy with US$10,000,000 in coverage was purchased from ORION SEGUROS GENERALES, expiring October 29, 2014.

This subsidiary maintains shares in the stock exchanges to guarantee simultaneous operations for ThCh$12,275,407 (ThCh$10,887,461 in December 2013).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

The Bank has established guarantees for US$100,000 equivalent to ThCh$55,062 and US$30,137.69 equivalent to ThCh$16,594, (US$100,000 equivalent to ThCh$52,641 and US$30,137.69 equivalent to ThCh$15,865 in December 2013), to guarantee transactions with foreign traders Pershing and Corp FX, respectively. The latter is a Chilean company engaged primarily in purchasing and selling financial assets on its own or on behalf of third parties and, in general, carrying out any type of purchase and sale transaction, arbitrage and/or any transaction or operation involving any monetary and/or financial assets, expressly including derivative contracts (swaps, forwards, options and/or arbitrage) for any type of underlying asset, in addition to receiving guarantees for the contracts and operations mentioned above, and accepting any type of mandate for these transactions involving any type of asset over which these guarantees are established.

The Company has fixed income instruments and cash deposits in the Santiago Stock Exchange to guarantee transactions in the Securities Settlement and Clearing House that totaled ThCh$2,802,223 and ThCh$1,378,020, respectively (ThCh$2,766,450 and ThCh$1,378,020 in December 2013, respectively).

e.3) CorpBanca Agencia de Valores

Direct Commitments. As of March 31, 2014 and 2013, the Company does not have any direct commitments.

Real Guarantees in Assets Established in Favor of Third-Party Obligations  As of March 31, 2014 and 2013, the Company does not have any real guarantees in assets established in favor of third parties.

Personal Guarantees. As of March 31, 2014 and 2013, the Company has not granted any personal guarantees.

Operating Guarantees

In compliance with article 30 of Law No. 18,045 (Securities Market Law), the Company has established a guarantee of UF 4,000 maturing December 1, 2014 through Mapfre Garantía y Crédito S.A. Compañía de Seguros, designating Banco CorpBanca as the creditors’ representative.

On September 1, 2011, the Company established an additional guarantee of UF 24,000 maturing June 30, 2012 through Mapfre Garantía y Crédito S.A. Compañía de Seguros, designating CorpBanca as the depositary and custody institution.  In addition, during the month of March, the Company expanded the amount of that policy by UF 15,000, giving a total of UF 39,000.  On June 30, 2012, the Company renewed this additional policy for UF 39,000 from Mapfre Garantía y Crédito S.A. and expanded it to UF 54,000 maturing June 30, 2013, designating CorpBanca as the depositary and custody institution. On June 30, 2013, the additional policy was renewed with Mapfre Seguros Generales S.A., reducing the amount insured to UF 26,000 maturing June 30, 2014.

e.4) Other Companies Included in Consolidation

As of March 31, 2014 and 2013, the following companies have not granted any guarantees that must be disclosed in these financial statements: .

•       CorpBanca Administradora General de Fondos S.A.
•       CorpBanca Asesorías Financieras S.A.
•       CorpBanca Corredores de Seguros S.A.
•       CorpLegal S.A.
•       CorpBanca New York Branch
•       SMU CORP S.A.
•       Banco CorpBanca Colombia and Subsidiaries.
•       CorpBanca Investment Trust Colombia S.A.
•	Helm Bank and Subsidiaries

e.5) CorpBanca Administradora General de Fondos S.A.

On October 29, 2013, CorpBanca Administradora General de Fondos S.A.  purchased a bankers blanket bond with Compañía Orion Seguros Generales, to insure itself against employee dishonesty, expiring October 29, 2014. The policy provides coverage of US$5,000,000 per claim and an annual aggregate of US$10,000,000.

On October 9, 2012, CorpBanca Administradora General de Fondos S.A. issued a bank guarantee from Banco Santander to guarantee faithful and timely compliance of portfolio management obligations and payment of employment and social security obligations for the contracting party’s employees, expiring March 31, 2016. The amount of the guarantee is UF 15,000, equivalent in pesos to the total in UF as of the date of payment and without interest in favor of the Chilean Development Corporation, Taxpayer ID 60,706,000-2.

f)       Other Obligations

f.1) CorpBanca

•
The Bank is authorized to transfer to its customers any obligations for deferred customs duties arising from imports of leased assets. These transfers take place with prior authorization from the National Customs Service.  As of March 31, 2014 and 2013, the Bank has not transferred any customs duties obligations to its customers.

f.2) CorpBanca Corredores de Seguros

•
In order to comply with Art. 58, letter d) of DFL 251 of 1930, which states, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Superintendency of Securities and Insurance, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

incurred by insured parties that contract policies through the brokerage house”, the Company renewed the following policies, taking effect April 15, 2013, and expiring April 14, 2014, through Consorcio Nacional de Seguros S.A.:

2014

Effective date April 15, 2013 and expiration April 14, 2014:

f.3) CorpBanca Administradora General de Fondos S.A

On December 19, 2013, the Chilean Treasury seized the funds deposited in account No. 1244905 at CorpBanca that the Company had in that bank for a past due tax debt for MCh$22, according to Administrative File 10305-2013 (Las Condes). On December 27, 2013, the debt was paid and the Company filed a motion to release the seized assets.

On February 7, 2014, the seized assets were released into account No. 1244905 at CorpBanca.

f.4) Other Companies Included in Consolidation

As of March 31, 2014 and 2013, the following companies have no other obligations that must be disclosed in these financial statements: .
•       CorpBanca Corredores de Bolsa S.A.
•       CorpBanca Asesorías Financieras S.A.
•       CorpLegal S.A.
•       CorpBanca New York Branch
•       SMU CORP S.A.
•       Banco CorpBanca Colombia and Subsidiaries.
•       CorpBanca Investment Trust Colombia S.A.
•       Helm Bank and Subsidiaries

g)       Sanctions

g1 CorpBanca Corredores de Bolsa S.A.

During the periods ended March 31, 2014 and December 31, 2013, the Company and/or its Chief Executive Officer received the following sanctions:

d.     The Company received a sanction from the Best Practices Committee of the Santiago Stock Exchange via a Ruling dated October 4, 2013, and notified on October 9, 2013, in case number 64-2012, regarding 24 advances for simultaneous operations performed by the Company for its

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

proprietary portfolio, in its role as short seller, that were not covered on the same day as indicated in the “Specific Audit Report of Matching of Custody and Simultaneous Operations of CorpBanca Corredores de Bolsa S.A. on February 29, 2012”, dated June 6, 2012. This committee fined the Company 300 UF. No court or administrative recourse was filed against this sanctioning Ruling and the fine was paid.

CCLV Sanctions as of March 31, 2014:

On February 02, 2014, the Company was sanctioned by the CCLV for hedge of net seller positions during the complement period.

On January 06, 2014, the Company was fined 50 UF by the CCLV for hedge of net seller positions during the extraordinary period.

CCLV Sanctions as of December 31, 2013:

On December 10, 2013, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On December 3, 2013, the Company was fined 50 UF by the CCLV for hedge of net seller positions during the extraordinary period.

On November 29, 2013, the Company was sanctioned by the CCLV for hedge of net seller positions during the complement period.

On July 11, 2013, the Company was sanctioned by the CCLV for hedge of net seller positions during the complement period.

On July 04, 2013, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On July 01, 2013, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On May 24, 2013, the Company was sanctioned by the CCLV for hedge of net seller positions during the complement period.

On April 10, 2013, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On March 14, 2013, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On February 27, 2013, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On February 4, 2013, the Company was fined 21.54 UF by the CCLV for hedge of net seller positions during the verification period.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

On January 28, 2013, the Company was sanctioned by the CCLV for hedge of net seller positions during the complement period.

On January 09, 2013, the Company was fined 50 UF by the CCLV for hedge of net seller positions during the extraordinary period.

During the same period, its directors have not been sanctioned by any regulator.

g2  CorpBanca Administradora General de Fondos S.A

On December 19, 2013, the Chilean Treasury seized the funds deposited in account No. 1244905 at CorpBanca that the Company had in that bank for a past due tax debt for MCh$22, according to Administrative File 10305-2013 (Las Condes). On December 27, 2013, the debt was paid and release of the seizure will soon be requested.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 20 -	EQUITY

a.	Movements in capital accounts and reserves (attributable to Bank shareholders)

As of March 31, 2014 and 2013, the Bank’s paid capital is represented by common shares with no par value, all of which are fully subscribed and paid, detailed as follows:

i.	Purchases and Sales of Bank Shares

As of March 31, 2014 and 2013, there were no purchase or sale transactions by the Bank involving its own shares.

ii.	Subscribed and Paid Shares

2013

In an extraordinary meeting of the board of directors (January 15, 2013), the board made the following agreements related to the extraordinary shareholders’ meeting of CorpBanca held November 6, 2012:

•	To preferentially offer shareholders 47,000,000,000 common shares, with no par value.

•	To set the period for exercising the preferential right on these shares as January 16, 2013 to February 14, 2013.

•
To offer the issuance preferentially to the Bank’s shareholders, who will be entitled to subscribe 0.160213694 new shares for each share registered in the Shareholders’ Registry five working days before the beginning of the first preferential period.

•	In the preferential offer process, 100% of the shares offered were subscribed for a total of MCh$291,168. This amount consists of MCh$143,325 in capital and MCh$147,843 in reserves.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

iii.	Profit Distribution

2014

•
Regarding 2013 profit, at the extraordinary general shareholders’ meeting held on March 13, 2014, shareholders agreed to distribute MCh$88,403 in earnings, representing 57% of profit for the year. The remaining 43% was left as retained earnings.

2013

•
Regarding 2012 profit, at the extraordinary general shareholders’ meeting held on March 7, 2013, shareholders agreed to distribute MCh$60,040 in earnings, representing 50% of profit for the year. The remaining 50% was left as retained earnings.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Main Shareholders

For the periods ended March 31, 2014 and December 31, 2013, the Bank’s main shareholders were:

Common Shares 2014		
	No. of Shares	% Ownership Interest	
Corp Group Banking S.A.	154,043,852,909	45.25933%	(*)
Banco Santander on behalf of foreign investors	22,178,000,971	6.51608%	
Banco Itaú on behalf of investors	20,467,577,186	6.01354%	
Banco de Chile on behalf of non-resident third parties	18,467,777,217	5.42598%	
Compañía Inmobiliaria y de Inversiones SAGA Limitada	20,918,589,773	6.14605%	(*)
Deutsche Bank Trust Company Americas (ADRS)	8,245,104,500	2.42248%	
Moneda S.A. AFI for Pionero Investment Fund	9,996,770,000	2.93713%	
Sierra Nevada Investments Chile Dos Ltda.	9,817,092,180	2.88434%	
Cía. de Seguros Corpvida S.A.	7,193,390,867	2.11348%	
Corpbanca Corredores de Bolsa S.A.	4,954,084,706	1.45555%	
Inv. Las Nieves S.A.	3,790,725,224	1.11375%	
Santander S.A. C de B	3,389,873,214	0.99597%	
Cía. de Seguros de Vida Consorcio Nacional de Seguros S.A.	4,696,118,574	1.37976%	
Bolsa de Comercio de Santiago Bolsa de Valores	2,779,632,162	0.81668%	
Compañía de Seguros Corpseguros S.A.	2,928,659,561	0.86046%	
BTG Pactual Chile S.A. C de B	2,698,742,765	0.79291%	
Inversiones Tauro Limtada	3,159,883,095	0.92840%	
SN Holding S.A.	2,713,342,266	0.79720%	
Inmob. E Inversiones Boquiñeni Ltda.	2,353,758,526	0.69155%	
AFP Provida S.A. for Pension Fund C	1,986,593,462	0.58368%	
Other shareholders	33,578,625,076	9.86567%	
Total	**340,358,194,234**	**100.00000%**

(*) In all, the Saieh Group has a 51.41% interest in CorpBanca and Subsidiaries.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Common Shares 2013		
	No. of Shares	% Ownership Interest	
Corp Group Banking S.A.	154,043,852,909	45.25933%	(*)
Banco Santander on behalf of foreign investors	25,377,118,381	7.45600%	
Banco Itaú on behalf of investors	18,653,411,916	5.48052%	
Banco de Chile on behalf of non-resident third parties	18,024,857,961	5.29585%	
Compañía Inmobiliaria y de Inversiones SAGA Limitada	18,597,285,842	5.46403%	(1) (*)
Deutsche Bank Trust Company Americas (ADRS)	10,139,985,500	2.97921%	
Moneda S.A. AFI for Pionero Investment Fund	9,974,800,000	2.93068%	
Sierra Nevada Investments Chile Dos Ltda.	9,817,092,180	2.88434%	
Cía. de Seguros Corpvida S.A.	7,193,390,867	2.11348%	
Corpbanca Corredores de Bolsa S.A.	4,953,736,229	1.45545%	
Inv. Las Nieves S.A.	3,790,725,224	1.11375%	
Santander S.A. C de B	3,440,910,083	1.01097%	
Cía. de Seguros de Vida Consorcio Nacional de Seguros S.A.	3,389,025,493	0.99572%	
Bolsa de Comercio de Santiago Bolsa de Valores	2,967,790,771	0.87196%	
Compañía de Seguros Corpseguros S.A.	2,928,659,561	0.86046%	
BTG Pactual Chile S.A. C de B	2,829,206,389	0.83124%	
Inversiones Tauro Limtada	2,822,883,095	0.82939%	
SN Holding S.A.	2,713,342,266	0.79720%	
Inmob. E Inversiones Boquiñeni Ltda.	2,353,758,526	0.69155%	
R CC Private Investment Fund	2,221,303,931	0.65264%	(*)
Other shareholders	34,125,057,110	10.02622%	
Total	**340,358,194,234**	**100.00000%**

(1) This group includes Deutsche Securities Corredores de Bolsa Ltda., which includes 952,160,000 shares in custody that are owned by Compañía Inmobiliaria y de Inversiones SAGA Limitada.

(*) In all, the Saieh Group has a 51.3760% interest in CorpBanca and Subsidiaries.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

b.	Dividends

Dividends distributed by the entity are detailed as follows:

c.	Diluted and Basic Earnings

As of March 31, 2014 and 2013, the Bank’s diluted and basic earnings are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

d.	Valuation Accounts

Fair Value Reserve. This includes accumulated net changes in the fair value of investments available for sale until the investment is recognized or the need to make impairment provisions exists.

Translation Reserves. This includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Banco CorpBanca (the Chilean peso).

Cash Flow Hedge Reserves. This includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which can affect profit and loss for the period.

Foreign Investment Accounting Hedge Reserve. Corresponds to adjustments for hedges of net investments in foreign operations, mentioned above.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

The following tables present movements in equity and income taxes for the periods ended March 31, 2014 and 2013:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

e.	Non-Controlling Interest:

This corresponds to the net amount of equity in the dependent entities attributable to capital that does not belong, directly or indirectly, to the Bank, including the part of profit for the period that is attributed to them. Non-controlling interest in the subsidiary’s equity and profit for the period is detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 21 -	INTEREST AND INDEXATION INCOME AND EXPENSES
This account includes income and expenses for interest and indexation that is shown in the Statement of Income for the Period. Interest and indexation is recognized as received for the past-due portfolio, as well as the amount that was not recognized in the Statement of Income for the Period as this recognition was suspended on an accrual basis.

a.	As of March 31, 2014 and 2013, interest and indexation income is detailed as follows:

For 2014 and 2013, “interest earned” in the Statement of Cash Flows includes credits for net interest of hedge adjustments (MCh$310,701 and MCh$209,256, respectively).

b.	As of each period end, interest and indexation expenses are detailed as follows:

For 2014 and 2013, “interest paid” in the Statement of Cash Flows consists of charges for net interest on hedge adjustments (MCh$162,887 and MCh$127,062, respectively).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 22 -	INCOME AND EXPENSES FROM FEES AND COMMISSIONS

a)	This account includes financial income for the period from commissions generated by services provided by the Bank and its subsidiaries, mainly for:

b)	This account includes expenses for commissions accrued during the period, mainly for:

Commissions earned for transactions with letters of credit are presented in the Statement of Income within “interest and indexation income”.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 23 -	NET GAIN FROM TRADING AND BROKERAGE ACTIVITIES
The net gain (loss) from trading and brokerage activities contained in the Statement of Income consists of the following concepts:

NOTE 24 -	NET FOREIGN EXCHANGE INCOME

This includes the gain or loss from purchases and sales of currency, differences that arise from translating monetary items in foreign currency to the functional currency and from non-monetary assets in foreign currency upon disposal. Net foreign exchange income is detailed as follows:

As of March 31, 2014	As of March 31, 2013
	MCh$	MCh$
Net foreign exchange transactions		
Net gains (losses) on currency positions	(14,131)	4,773
Gain on purchases and sales of currency	513	198
Other currency gains (losses)	88	103
Subtotal	**(13,530)**	**5,074**
Net gain (loss) for exchange rate adjustments		
Adjustments to loans to customers	709	(94)
Adjustments to investment securities	420	(107)
Adjustments to other liabilities	(31)	11
Net gain (loss) on hedging derivatives	(985)	2,413
Subtotal	**113**	**2,223**
Total	**(13,417)**	**7,297**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 25 -	CREDIT RISK PROVISIONS AND IMPAIRMENT

Movements in credit risk provisions and impairment during the periods ended March 31, 2014 and 2013, are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

(*) Consolidated Statement of Cash Flows, March 2014 for MCh$34,533 and March 2013 for MCh$24,561.

In management’s opinion, the credit risk provisions established cover all potential losses that may arise from not recovering assets, based on the information examined by the Bank and its subsidiaries.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 26 -	PAYROLL AND PERSONNEL EXPENSES

Payroll and personnel expenses for the periods ended March 31, 2014 and 2013, are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 27 -	ADMINISTRATIVE EXPENSES

As of March 31, 2014 and 2013, administrative expenses are detailed as follows:

(*) This amount corresponds primarily to taxes other than income taxes that affect CorpBanca Colombia and its subsidiaries (Colombian segment). They are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.”

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 28 -	DEPRECIATION, AMORTIZATION AND IMPAIRMENT
a)	Amounts charged to profit and loss for depreciation, amortization and impairment during the periods ended March 31, 2014 and 2013, are detailed as follows:

b)	Impairment:

As of March 31, 2014 and 2013, impairment expenses are detailed as follows:

At each reporting date, Banco CorpBanca and its subsidiaries (the Group) will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset’s recoverable amount.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

A)	Financial Assets

As of each reporting date, CorpBanca and its subsidiaries assess whether there is objective evidence that a financial asset or a group of financial assets may be impaired. Financial assets or asset groups are considered impaired only if there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and the loss event had an impact on the estimated future cash flows of the financial asset or asset group that can be reliably estimated. Evidence of impairment may include, among other examples, debtors or a group of debtors with significant financial difficulties, non-compliance or delinquency in principal or interest payments, the potential to declare bankruptcy or undergo another form of financial reorganization, or observable data that indicate a measureable reduction in estimated future cash flows, such as adverse changes in the status of past due payments or in the economic conditions related to such non-compliance.

CorpBanca and subsidiaries performed impairment tests on these assets, concluding that there is no indication of impairment as of the date of these financial statements.

B) Non-financial Assets

The carrying amounts of non-financial assets, excluding investment property and deferred taxes, are reviewed regularly, or at least every reporting period, to determine whether indications of impairment exist. If such indication exists, the recoverable amount of the asset is then estimated. The recoverable amount of an asset is the greater of the fair value less costs to sell, whether for an asset or a cash generating unit, and its value in use. That recoverable amount is determined for an individual asset, unless the asset does not generate cash flows that are largely independent from the cash flows of other assets or asset groups.

The entity will conduct impairment testing on an annual basis for intangible assets with indefinite useful lives, as well as intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. Impairment testing can be carried out at any time during the year, as long as it takes place at the same time each year. Impairment testing of different intangible assets can take place on different dates. However, if that intangible asset had been recognized initially during the current year, it will be tested for impairment before the year ends.

Impairment of goodwill is determined by evaluating the recoverable amount of each cash generating unit (or group) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized; goodwill acquired in a business combination shall be distributed as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with IAS 36 “Impairment of Assets”, annual impairment testing is permitted for a CGU to which goodwill has been allocated, or at any time for intangible assets with indefinite useful lives, as

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

long as they are carried out at the same time each year. Different cash generating units and different intangible assets can be tested for impairment at different times during the year.

Upon evaluating whether any indication of impairment exists for an asset, the entity shall consider at least the following factors:

External sources of information:

(a) during the period, an asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use.
(b) adverse conditions in the technological, market, economic or legal environment.
(c) increase in interest rates.
(d) market value of equity lower than carrying amount.

Internal sources of information:

(a) evidence of obsolescence of physical damage of an asset.
(b) Plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite.
(c) decrease or expected decrease in an asset’s performance.

In the event of objective impairment, the carrying amount of an asset will be reduced until the recoverable amount if, and only if, the recoverable amount is less than the carrying amount. This reduction is an impairment loss.

Impairment losses are recognized immediately in the Statement of Income unless the asset is accounted for at revalued value in accordance with other standard. Any impairment loss in revalued assets is treated as a decrease in the revaluation made in accordance with that standard. When the estimated amount of an impairment loss is greater than the carrying amount of the asset to which it is related, the entity will recognize a liability if, and only if, it were obligated to do so by another standard. After recognizing an impairment loss, charges for depreciating the asset are adjusted for future periods in order to distribute the asset’s revised carrying amount, less its potential residual value, systematically over the remaining useful life.

If an impairment loss is recognized, the deferred tax assets and liabilities related to it will also be determined by comparing the asset’s revised carrying amount to its tax basis in accordance with IAS 12.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 29 -	RELATED PARTY TRANSACTIONS3

In conformity with the General Banking Law the instructions issued by the SBIF, a related party is defined as an individual or legal entity related to the property or management of an institution, either directly or through a third party.

Article 89 of the Corporations Law, which also applies to banks, establishes that any transaction with a related party must take place under arm’s length conditions similar to those prevailing in the market.

For publicly-held corporations and their subsidiaries, transaction with related parties is defined as any negotiation, act, contract or transaction in which the company must intervene, while related party is defined as the entities of the corporate group to which the company belongs; the legal entities that, with regard to the company, are considered its parent company, affiliate, subsidiary, associate; individuals that are directors, managers, administrators, key executives or liquidators of the company, on their own behalf or in representation of persons other than the company and their respective spouses until a second degree blood relationship, as well as any entity controlled directly or indirectly through any of them; and any person that alone or with other persons through an agreement of joint action can designate at least one member of the company’s management or control 10% or more of its capital, with voting rights, if the company has shares; those that establish the company’s by-laws or are justifiably identified by the directors’ committee; and those in which he has performed the function of director, manager, administrator, key executive or liquidator of the company within the last 18 months. Article 147 of the Corporations Law sets forth that a publicly held corporation may only carry out transactions with related parties when they are intended to contribute to the corporate interest and are adjusted in price, terms and conditions to those prevailing in the market at the time of their approval and that meet the requirements and procedures indicated in that standard. Moreover, Article 84 of the General Banking Law establishes limits on loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

 3 The variations in the information presented in 2014 with respect to 2013 are due to new consolidated information incorporated from Colombia (Note 12) as well as provisions contained in SBIF Ruling 3,561 (Note 1, letter qq) New Accounting Pronouncements).

a.	Loans to Related Parties

As of March 31, 2014 and 2013 and December 31, 2013, loans to related parties are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

b.	Other Related Party Transactions

For the periods ended March 31, 2014 and 2013 and December 31, 2013, the Bank has carried out the following transactions with related parties for amounts greater than 1,000 UF.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

These transactions were carried out under normal market conditions prevailing when the contracts were signed.

c.	Donations

As of March 31, 2014

Name or Corporate Name	Description	Balances Receivable (Payable)	Effect on Income	
			Income	Expenses
		MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations	-	-	374
Fundación Descúbreme	Donations	-	-	60

As of December 31, 2013

Name or Corporate Name	Description	Balances Receivable (Payable)	Effect on Income	
			Income	Expenses
		MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations	-	-	736
Fundación Descúbreme	Donations	-	-	80

As of March 31, 2013

Name or Corporate Name	Description	Balances Receivable (Payable)	Effect on Income	
			Income	Expenses
		MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations	-	-	197
Fundación Descúbreme	Donations	-	-	-

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

NOTE 30 -	RISK MANAGEMENT

1.	Introduction:

As a result of its activities, the Bank is exposed to several types of risks mainly related to its loan portfolio and financial instruments. The following sections describe the Bank’s main business activities and policies as they relate to risk management.

Risk Management Structure:

Board of Directors

At CorpBanca, the board of directors plays a leading role in corporate governance. It is responsible for establishing and monitoring the Bank’s risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the SBIF. One of the principal functions of the board of directors is to monitor, evaluate and guide upper management to ensure that their actions are in line with best practices.  To accomplish this, various Committees, support areas, codes and manuals have been developed, which lay out behavioral guidelines for the Bank’s associates and assist them in carrying out their functions related to controlling and managing the Bank’s risks.

Directors’ and Audit Committee

The purpose of the Directors Committee is to strengthen self-regulation within the Bank, thus improving the efficiency of the directors’ supervisory activities.  This committee is responsible for, among other functions, examining accounting and financial reports, transactions with related parties and compensation of managers and senior executives.

The Audit Committee’s objective is to promote efficiency within the Bank’s internal control systems and compliance with regulations. In addition, it must reinforce and support both the function of the Bank’s Office of the Comptroller and its independence from management and serve, at the same time, as a bridge between the internal audit department and the external auditors as well as between these two groups and the board of directors.

At a meeting of the board of directors on August 30, 2011, the board agreed that the Directors’ Committee would take on additional functions of an audit committee and its name would be changed to the Directors’-Audit Committee.

Corporate Governance Committee

The Corporate Governance Committee is a consultation body of the board of directors whose mission is to ensure the existence and development within the Bank of the best corporate governance practices for financial entities. To this end, it is responsible for evaluating the current practices and policies, proposing and making recommendations to the board of directors on improvements, reforms and adjustments that it deems appropriate, also ensuring proper implementation and application of these

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

corporate governance practices and policies defined by the Bank’s board of directors.  The Committee performs these functions for the Bank, its divisions, its subsidiaries and its foreign entities.

The Committee is comprised of five members of the board of directors and may include external advisors. It is chaired by Catalina Saieh Guzmán. The other members are Ana Holuigue Barros, Rafael Guilisasti Gana, José Luis Mardones Santander and Gustavo Arriagada Morales. Its permanent advisor is Alejandro Ferreiro Yazigi. During 2013, the Corporate Governance Committee met 9 times.

This Committee is governed by its by-laws, as well as applicable SBIF regulations, general character standards from the SVS, the General Banking Law, the Corporations Law and other current laws and regulations or others issued in the future on these matters. The work of this Committee is also particularly based on the principles of the Organization for Economic Cooperation and Development (OECD) as well as of the Basel Committee on Banking Supervision with regards to good governance matters in financial companies.

During 2013, the Committee approved the by-laws that govern the Committee in terms of its composition and quorum for meeting, as well as its functions, powers and sessions.

Loan Committees

These committees are comprised of executives from the commercial and risk divisions as well as directors based on the required credit attributions and are intended to make decisions on different loan transactions and conditions that involve credit risk for the Bank. In addition, the highest decision-making authority--the Executive Committee--approves new, amended and/or updated credit policies.

Commercial Risk Committee

The objective of this Committee is to evaluate risk policies, mechanisms and procedures in place as well as to recommend measures and adjustments that help optimize the risk-return ratio for all segments within retail or consumer banking, maintaining risk in line with the returns sought by the Bank, granting flexible and specialized services that meet their customers needs. It proposes policies and strategies to improve diverse credit risk management processes in order to evaluate, rate and control the Bank’s internal processes to guarantee effective compliance and achieve proposed objectives. It reports directly to the Bank’s board of directors and is comprised of several directors other than the members of the Directors’-Audit Committee.

Asset-Liability Committee (ALCO)

This committee is responsible for establishing the policy framework for financial risk management, in accordance with guidelines defined by the board of directors and current legislation, as well as reviewing macroeconomic and financial conditions, the risks taken by the Company and the results obtained. Its main function is divided between commercial and financial matters. It approves the strategies that guide the Bank’s composition of assets and liabilities, cash inflows and outflows and transactions with financial instruments. This was done so that, after considering the diverse alternatives available, the

Bank makes the decisions that ensure the highest and most sustainable returns with risk levels that are compatible with the financial business, current regulations and internal standards.

Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee

This committee is in charge of preventing money laundering and terrorism financing. Its main purposes include planning and coordinating activities to comply with related policies and procedures, maintaining itself informed of work carried out by the Compliance Officer and making decisions on any improvements to control measures proposed by the Compliance Officer.

Compliance Committee

The purpose of this committee is to monitor compliance with the Codes of Conduct and other complementary rules; establish and develop procedures necessary for compliance with these codes; interpret, administer and supervise compliance with these rules; and resolve any conflicts that may arise.  This committee is comprised of one director; the Chief Executive Officer; the Legal Services Division Manager; the Organizational Development Division Manager and the Compliance Officer.

Office of the Comptroller

The main function of the Office of the Comptroller is to support the board of directors and upper management to ensure maintenance, application and proper functioning of the Bank’s internal control system, which also entails supervising compliance with rules and procedures.

Code of Conduct and Market Information Manual

CorpBanca’s objective is to continue progressing to become the best bank and have first-rate human capital.  All associates and directors of CorpBanca and its subsidiaries must adhere to ethical standards based on principles and values designed to guide and maintain the highest possible standards.

In response to our clients’ trust and recognition, which are vital to our success, all associates and directors should strive to retain this trust, strictly complying with the General Code of Conduct, approved in 2008 by the Bank’s management and the Audit Committee.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

2.	Main Risks Affecting the Bank:

2.1           Quantitative and Qualitative Information Regarding Credit Risk

For CorpBanca, proper risk management in all areas, particularly regarding credit risk, is one of the core pillars of the Bank’s portfolio management efforts, striving to maintain a proper risk/return ratio.

CorpBanca’s credit risk management is based on the following key elements:

-	Loan Policies.
-	Loan approval processes.
-	Sound risk culture that is consistent with the Bank’s strategy.
-	Regulatory and preventative outlook on risk.
-	Human resources with considerable expertise in loan-related decision making.
-	Active participation from Credit Risk Management in the approval process, using a market segmented structure.
-	Defined monitoring and collections processes with involvement from the Commercial, Risk, Rating and Asset Control Areas.
-	Dissemination of a risk culture throughout the Bank with internal and external training programs for the Commercial and Risk Areas.
-	The Companies Risk Division fulfills a checks-and-balances function for the commercial areas.

The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings.  The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings.

These committees define individual and group exposure levels with customers as well as mitigating conditions such as collateral, loan agreements, etc.

The Bank’s risk management tool divides its portfolio into the following categories:

-	Normal Risk Portfolio
-	Special Observation Portfolio
-	Default Portfolio

 Normal Risk Portfolio

The risk involved is reviewed at the following times:

-	For each loan proposal upon initial granting, renewals and for special transactions.
-	When deemed necessary by the Rating and Asset Control Division or the Companies Credit Risk Division.
-	Whenever the account executive determines that relevant changes have occurred in any of the debtor’s risk factors that may imply greater risk.
-	Through a monthly sample provided by the warning system.
-	Through periodic review by diverse centers of responsibility.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Watch List

An asset under special observation (SO) presents weaknesses that can correct themselves, but requires special attention from each account executive and the Rating and Asset Control Division. Payment outlooks are satisfactory but may deteriorate if these weaknesses are not corrected. Loans in this category do not necessarily present expected losses for the Bank.

To safeguard the credit quality of loans, the Bank has established that the commercial segments must maintain a minimum of 5% of the Bank’s commercial portfolio under special observation.

The SO portfolio is managed by the Commercial Areas. These areas must comply with action plans established by the Special Observation Committee.

The SO portfolio is also reviewed by the Special Observation Committee, which is composed of the Companies Credit Risk and/or Credit Risk Division Manager, Rating and Asset Control Division Manager and the corresponding Commercial Area Managers, based on the following timetable:

Every 4 months	Debtors are reviewed using these strategies:

	V1	Exit
	V2	Guarantee
	V3	Reduce

Every 6 months	V4	Continue
Every 2 months	V5	Structured exit
If the loan remains unpaid.

The committee reviews all debtors classified individually as under special observation, which controls 93% of the Bank’s commercial portfolio on a case-by-case basis.

The Risk Manager of each commercial segment and the Rating and Asset Control Division Manager are responsible for monitoring the account executive’s compliance with action plans and any agreements made by the Special Observation Committee.

Debtors on the watch list must be included in the following action plans, depending on the type of problems that affect them:

Debtors with exit plans.

The Bank made the decision to completely eliminate the risk. For these debtors, there must be a defined payment plan.	V1

Debtors with plans to increase guarantee coverage.	V2

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Debtors with plans to decrease exposure. Decrease debt to an amount that is comfortable for the Bank.	V3

Debtors with monitoring plans.
Less degree of concern. Example: monitoring the capitalization of a company that is committed but not executed, one-time delays in payments, payment of claims questioned by the insurance company.
V4

Debtors with structured payment plans. Defined payment plan for all debt. Only requires monitoring that installments are paid on time.	V5

Debtors declared as satisfactory assets. They were eliminated from the system after having satisfactorily complied with agreed-upon action plans.	V0

Variables that determine the classification of an asset under Special Observation.

1.           Using warning signs, which may include:

Qualitative aspects of debtor (some examples)

-	Change of owner, partner or guarantor
-	Problems between partners
-	Change of marital regime of guarantors
-	Change of ownership of property, plant and equipment
-	Labor conflicts
-	Quality of financial information
-	Adverse situation in industry or market in which debtor does business
-	Regulatory changes
-	Damage to facilities

Quantitative aspects of debtor (some examples)

-	Decrease in sales
-	Decrease in gross or operating margins
-	Increase in cash cycle (inventory permanence, age of receivables)
-	Increase in bank debt
-	Significant withdrawals by partners
-	Increase in investments in and receivables from related parties
-	Major investment projects

Payment behavior

-	Requesting continual renewals

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

-	Continuous internal overdrafts
-	Unpaid balances more than 30 days past due in financial system and/or past-due portfolio
-	Documents issued with insufficient funds
-	Scarce movements in current account
-	Unexplained labor and other violations
-	Number of defaults in Bank and financial system

2.           Debtor risk rating

When the customer should be classified in category A6 or worse

3.           Debtor analysis

As a result of renewals of lines of credit or requests for particular loans, the commercial and financial situation are reviewed.

-	Who classified the debtor as under Special Observation?

▪	Account Executives
▪	Risk Managers
▪	Loan Approval Committees
▪	Past-due Portfolio Committee
▪	Rating and Asset Control Manager
▪	Commercial Managers

-	To whom was the request for classification made?

▪	Rating and Asset Control Manager

-	Who changes plans within Special Observation or excludes customers from this segment?

▪	The Rating and Asset Control Division is the only entity that can change, modify or exclude a customer under Special Observation.

-	How is a customer removed from Special Observation?
▪	The request is submitted to the committee, which then studies the information and approves or rejects the request.

-	How is the Commercial Area informed of the Committee’s agreements?

▪	Through minutes issued by the Rating and Asset Control Manager.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Default Portfolio

This includes the entire portfolio managed by the Normalization Division. All customers with individual ratings of C1 and all customers that have defaulted on any loan regardless of their rating should be transferred to this division.

The Rating and Asset Control Division reviews compliance with this provision on a monthly basis.

This portfolio is reviewed on a monthly basis by the Ratings and Asset Control Area, which also meets periodically with the Loan Restructuring Manager.

Derivative instruments

The Bank has strict controls for derivative contracts negotiated directly with its counterparties.  Credit risk is limited to the fair value of contracts that are favorable for the Bank (asset position), which only represents a small fraction of the notional values of those instruments.  This exposure to credit risk is managed as part of the loan limits for customers, together with potential exposure from market fluctuations.  In order to mitigate risk, the Bank tends to operate with counterparty deposit margins.

Contingent Commitments

The Bank operates with diverse instruments that, although they are exposed to credit risk, are not reflected in the balance sheet. These include guarantors and pledges, documentary letters of credit, bank guarantees and commitments to grant loans.

Cosignatories and sureties represent an irrevocable payment obligation.  In the event that a customer with a co-signer does not fulfill its obligations with third parties guaranteed by the Bank, this will affect the corresponding payments so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of a customer that are guaranteed by merchandise on board, which therefore have less risk than direct indebtedness.  Bank guarantees are contingent commitments that take effect only if the customer does not comply with a commitment made with a third party, guaranteed by them.

Regarding commitments to grant loans, the Bank is potentially exposed to losses equivalent to the unused total of the commitment.  However, the likely amount of the loss is less than the unused total of the commitment.  The Bank monitors the maturity of lines of credit because generally long-term commitments have greater credit risk than short-term commitments.

Financial Instruments

For this type of asset, the Bank measures the probability of not being able to collect from issuers using internal and external ratings such as risk rating agencies that are independent from the Bank.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Credit Quality by Financial Asset Class

The credit quality of financial assets is described in conformity with the SBIF Compendium of Accounting Standards.  The following table summarizes financial assets by credit quality:

March 31, 2014

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

December 31, 2013

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

FINANCIAL RISK MANAGEMENT

Definition and Principles of Financial Risk Management

Market Risk

Definition

Market risk is the exposure to economic gains or losses caused by movements in prices and market variables. This exposure stems from both the trading book, where positions are valued at fair value, and the banking book, which is at amortized cost. The different valuation methodologies require the use of diverse tools to measure and control the impact on either the value of the Bank’s positions or its financial margin.
Decisions as to how to manage these risks are reviewed by committees, the most important of which is the Asset-Liability Committee (ALCO).
Each of the activities are measured, analyzed and reported on a daily basis using different metrics to ascertain their risk profiles.
The following section describes the main risk factors along with the tools we use to monitor the most important impacts of market risk factors to which the Bank and its subsidiaries are exposed.

Risk Factors

Foreign Exchange Risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions.
The main sources of foreign exchange risk are:
- Positions in foreign currency (FX) within the trading book.
- Currency mismatches between assets and liabilities in the banking book.
- Cash flow mismatches in different currencies.
- Structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates can generate volatility within the bank’s income statement and equity. This effect is known as “translation risk”.

Indexation Risk

Indexation risk is the exposure to changes in indexed units (e.g. UF, UVR or others) linked to domestic or foreign currency in which any instruments, contracts or other transactions recorded in the balance sheet may be denominated.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Interest Rate Risk

Interest rate risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of trading instruments and the net interest margin and other gains from the banking book such as fees. Likewise, fluctuations in interest rates can affect the underlying value of the Bank’s assets and liabilities and of derivative instruments that are recorded off balance sheet at fair value.
Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin and equity.
Movements in interest rates can be explained by at least the following risk factors:
•	Systemic risk

•	Funding Liquidity Risk

•	Credit risk

•	Specific risk

Prepayment or Call Risk

This risk arises from the possible prepayment (partial or full) of any transaction before its contractual maturity, generating the need to reinvest the freed cash flows at a different rate than that of the prepaid transaction.

Underwriting Risk

This risk arises as a result of the Bank underwriting a placement of bonds or other debt instruments, taking on the risk of coming to own the portion of the issuance that could not be placed among potential interested parties.

Correlation Risk

Correlation risk is the exposure to changes in estimated correlations between the relative value of two or more assets, or a difference between the effective and estimated correlation over the life of the transaction.

Market Liquidity Risk

Market liquidity risk is the exposure to losses as a result of the potential impact on transaction prices or costs in the sale or closure of a position. This risk is related to the particular market’s degree of depth.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as the exposure to changes in the perceived volatility of these factors.

Management Principles

The following principles govern the market risk management efforts of CorpBanca and its subsidiaries:

•
Business and trades are conducted in line with established policies, pre-approved limits, guidelines, procedure controls and clearly defined delegation of decision-making authority, in compliance with applicable laws and regulations.

•
The Bank’s organizational structure must ensure effective segregation of duties so that trading, monitoring, accounting and risk measurement and management are performed and reported independently using a dual-control system.

•	Trading of new products and participation in new markets can only take place if:

o	The product has been approved by the Bank’s New Product Committee.

o	A full assessment has been conducted to determine if the activity falls within the bank’s general risk tolerance and specific commercial objectives.

o	Proper controls and limits have been set for that activity.

•	The limits, terms and conditions stipulated in the authorizations are monitored on a daily basis and any excesses are reported no later than the following day.

•	Trading positions are valued each day at fair value in accordance with the Valuation Policy.

•	All trades must be executed at current market rates.

Funding Liquidity Risk

Definition

Funding liquidity risk is the exposure of the Bank and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly.

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

•	the liquidation of positions, when it so decides, to occur without significant losses.

•	the commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates.

•	the Bank to avoid fines or regulatory sanctions for not complying with regulations.

Management Principles

The principles used to manage funding liquidity risk include:

•	Balancing strategic liquidity objectives with corporate profitability objectives, designing and implementing investment and financing strategies to compete with our key competitors.

•	Designing policies, limits and procedures in accordance with banking regulations, internal rules and CorpBanca’s strategic business objectives.

•
Establishing a robust framework for managing liquidity risk that guarantees that the entity will maintain sufficient liquidity, including a cushion of high-quality, unencumbered liquid assets that can be used to contend with a series of stress-generating events, including those that bring about losses or weaken sources of secured and unsecured financing.

•	Clearly establishing liquidity risk tolerance appropriate for its business strategy and its size within the financial system.

•
The Bank has a financing strategy that promotes effective diversification of funding sources and maturities. It maintains a continuous presence in the funding market with correspondent banks and select customers, maintaining close relationships and promoting diversification of funding sources. It also keeps appropriate lines of financing available, ensuring its ability to obtain liquid resources quickly. The Bank has identified the main factors of

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

vulnerability that affect its ability to secure funds and monitors the validity of the assumptions behind estimates for obtaining funding.

•
CorpBanca actively manages its intraday liquidity positions and risks in order to punctually meet its payment and liquidation obligations both under normal circumstances as well as situations of stress, contributing to the smooth operations of the payment and settlement systems.

Counterparty Risk

Credit default risk is the risk of loss arising from non-compliance by a given counterparty, for whatever reason, in paying all or part of its obligations with the Bank under contractually agreed-upon conditions. This risk also includes a given counterparty’s inability to comply with obligations to settle derivative operations with bilateral risk.
The Bank diversifies credit risk by placing limits on the concentration of this risk in any one individual debtor, debtor group, product, industry segment or country. Such risks are continuously monitored and the limits by debtor, debtor group, product, industry and country are reviewed at least once per year and approved by the respective committee.
Exposure to credit risk is evaluated using an individual analysis of the payment capacity of debtors and potential debtors to meet their obligations on time and as agreed.
Furthermore, the Bank has strict controls for derivative contracts negotiated directly with its counterparties. This exposure is managed using limits per customer based on a risk methodology equivalent to credit risk exposure. Lastly, the values of derivatives are adjusted to reflect the expected loss from the counterparty.

Corporate Governance Structure and Committees

CorpBanca has established a sound organizational structure for monitoring, controlling and managing market risks, based on the following principles:

•	Risk is monitored and controlled by parties independent from those managing risk, thus correctly aligning incentives.

•	Management efforts should be flexible, within the framework permitted by policies, rules and current regulations.

•	Senior management establishes the guidelines for risk appetite, and

•	is informed periodically on risk levels assumed, contingencies and instances when limits are exceeded.

In order to guarantee the flexibility of management efforts and communication of risk levels to upper management, a network of committees has been established, detailed as follows:

•	Daily Committee: Meets daily to review financial conditions and the latest market movements. This committee reviews the relevance of positions on a

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

daily basis in order to detect in advance any scenarios that could negatively impact returns and liquidity. It also monitors the performance of strategies used for each of the portfolios.

•
Market and Proprietary Trading Committee: Meets weekly to analyze management of positions. This committee reviews local and global economic conditions and projections in order to analyze the potential benefits and risks of the strategies executed and evaluate new strategies.

•	Financial Management Committee: Meets biweekly to analyze management of structural interest rate and indexation risk in the banking book.

•	Liquidity Management Committee: Meets biweekly to analyze management of funding liquidity risk.

•
Asset-Liability Committee (ALCO): Meets biweekly to analyze economic and financial conditions and inform senior management of market and liquidity risk levels assumed by presenting indexes of market and funding liquidity risk, limit consumption and results of stress tests.

•
Board of Directors The board of directors is informed each quarter of the market and funding liquidity risk levels assumed by presenting established risk indexes, limit consumption and results of stress tests.

The Divisions in charge of managing market and funding liquidity risk are:

The Treasury Division is responsible for managing market risk. Its primary objective is to generate or conduct business with customers while its secondary function is to carry out proprietary trading.

The Finance and International Division is responsible for managing all structural risks in the markets in which it operates through the Financial Management and Liquidity Management Areas in order to provide greater stability to the financial margin and ensure suitable levels of solvency and liquidity.

As with the structure for financial risk at a corporate level, each local financial risk unit arranges its functions based on the specific characteristics of the business, operations, legal requirements or other relevant aspects.

In order to guarantee adherence to corporate policies and proper local execution, the corporate financial risk area and local units have the following roles and functions:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Corporate Financial Risk Area:

•	To design, propose and document risk policies and criteria, corporate limits and decision making and control processes.

•	To generate management schemes, systems and tools, overseeing and supporting implementation so that they function effectively.

•	To know, assimilate and adapt internal and external best practices.

•	To drive commercial activity to attain risk-weighted results.

•	To consolidate, analyze and control financial risk incurred by all perimeter units.

Local Financial Risk Units:

•	To measure, analyze and control the risks under their responsibility.

•	To adapt and embrace corporate policies and procedures through local approval.

•	To define and document local policies and lead local projects.

•	To apply policies and decision-making systems to each market.

•	To adapt the organization and management schemes to corporate frameworks and rules.

Monitoring and Controlling Financial Risk

Market Risk

Management Tools

Internal Monitoring

Limits and Warning Levels

Trading Book
The trading book consists of financial instruments that are allocated to diverse portfolios based on their strategy. The market risk of these instruments stems mainly from being recorded at fair value. As a result, changes in market conditions can directly impact their value. The following sections describe the monitoring and control structure for market risk in the trading book used during the first quarter of 2014.

Value at Risk (VaR)
The Value at Risk (VaR) methodology is the main tool for controlling market risk in the trading book. Its appeal lies in its providing a statistical measurement of the maximum expected loss at a certain defined level of confidence, consolidating the risk exposures with the observed distribution of market factors.
The following table shows the limit structure used by the Bank and its subsidiaries for 2014.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

VaR Limits for Bank and Subsidiaries

Figures in millions of Chilean pesos (MCh$)

		2014	2013	2012
CORPBANCA CHILE	**Treasury VaR**			
	Limit	1,500.0	1,000.0	700.0
	Market Making VaR			
	Limit	1,000.0	1,000.0	700.0
	Proprietary VaR			
	Limit	250.0	250.0	250.0
	Long-term VaR			
	Limit	500.0	-	-
	Balance Sheet VaR			
	Limit	1,500.0	1,500.0	-

** The VaR limit for Chile is set at a 95% confidence level and a one-day horizon.*

		2014	2013	2012
CONSOLIDATED COLOMBIA (CorpBanca & Helm Bank)	*Limit*	682.0	682.0	682.0

** The VaR limit for Colombia is set at a 99% confidence level and a one-day horizon.*

		2014	2013	2012
CORPBANCA CORREDORA DE BOLSA S.A.	*Limit*	80.0	80.0	80.0
	VaR Rate			
	Limit	60.0	60.0	60.0
	Variable-Income VaR			
	Limit	50.0	50.0	50.0
	Currency VaR			
	Limit	45.0	45.0	45.0

** The VaR limit for Chile is set at a 99% confidence level and a one-day horizon.*

		2014	2013	2012
CORPBANCA NEW YORK	*Limit*	35.0	35.0	35.0

** The VaR limit for Chile is set at a 95% confidence level and a one-day horizon.*

TABLE 1: VAR LIMIT STRUCTURE FOR THE BANK AND ITS SUBSIDIARIES

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

The following table presents the use of VaR during the first quarter of 2014 for the Bank and its Chilean and foreign subsidiaries.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Interest Rate and Currency Sensitivity

Measuring interest rate and currency sensitivity is one of the main tools for monitoring market risk in the trading book, enabling the Bank to break down, understand and report on the directional positions to which it is exposed.

Interest rate and currency sensitivity is monitored on a daily basis and is limited by the VaR limits established for each portfolio.

At the same time, exchange rate risk is controlled using notional limits, giving fluidity to currency products with customers and simultaneously limiting trading positions. The following table shows the current notional limits as well as closing positions as of March 31, 2014.

Current Limits and Consumption of Currency Positions

Exchange Rate	As of March 31, 2014			
	Limit [USD]	Position [USD]	VaR 95% [CLP]	VaR Inc 95% [CLP]
USD/CLP	55,000,000	25,690,883	74,660,322	66,761,739
EUR/USD	20,000,000	1,534,786	6,075,624	- 3,652,746
JPY/USD	10,000,000	520,067	3,252,436	- 1,087,181
GBP/USD	10,000,000	55,023	207,415	- 279,643
CAD/USD	5,000,000	57,942	231,332	116,757
AUD/USD	5,000,000	16,695	98,566	12,092
MXN/USD	5,000,000	131,668	750,806	- 1,089,561
PEN/USD	5,000,000	-	-	-
BRL/USD	5,000,000	- 26,593	167,961	116,221
COP/USD	5,000,000	2,118	8,799	- 6,359
NOK/USD	200,000	21,704	126,160	- 21,727
DKK/USD	200,000	29,526	117,839	- 74,935
SEK/USD	200,000	5,865	33,316	- 434
CHF/USD	200,000	126,690	629,875	- 526,450
WON/USD	200,000	-	-	-
CNY/USD	200,000	6,434	5,066	- 250
OTHER CURRENCIES	1,500,000	190,219	-	-

TABLE 4: CURRENT LIMITS AND CONSUMPTION OF CURRENCY POSITIONS AS OF MARCH 31, 2014

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

The following tables show the trends in the most important currency positions managed in Chile, which are the U.S. dollar (USD) and the euro (EUR).

USD/CLP Position in MUS$
80
70
60
50
40
30
20
10
-
-10
-20
-30
-40
-50
-60
-70
-80
02-01-2014
09-01-2014
16-01-2014
23-01-2014
30-01-2014
06-02-2014
13-02-2014
20-02-2014
27-02-2014
06-03-2014
13-03-2014
20-03-2014
27-03-2014
Position
Limit

TABLE 5: EVOLUTION OF USD/CLP POSITION FOR FIRST QUARTER 2014

EUR/USD Position in MUS$
40
30
20
10
-
-10
-20
-30
-40
40
30
20
10
0
-10
-20
-30
-40
02-01-2014
09-01-2014
16-01-2014
23-01-2014
30-01-2014
06-02-2014
13-02-2014
20-02-2014
27-02-2014
06-03-2014
13-03-2014
20-03-2014
27-03-2014
Position
Limit

TABLE 6: EVOLUTION OF EUR/USD POSITION FOR FIRST QUARTER 2014

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

The limit for Colombia uses an overall position for all currencies, which cannot exceed US$30 million (notional). The table below shows the aggregate position for Colombia.

USD/COP Position for 2014 CorpBanca Colombia
40
30
20
10
0
-10
-20
-30
-40
02-01-2014
09-01-2014
16-01-2014
23-01-2014
30-01-2014
06-02-2014
13-02-2014
20-02-2014
27-02-2014
06-03-2014
13-03-2014
20-03-2014
27-03-2014
Position
Upper Limit USD
Lower limit USD

TABLE 7: EVOLUTION OF USD/COP POSITION FOR YEAR 2014 CORPBANCA COLOMBIA

Sensitivity to Volatility

While the options portfolio is included in the VaR calculation described in the section above, the Bank also controls the risks associated with the currency options portfolio with additional limits, which promote the product as a customer necessity, more than as trading positions.

•	Gamma Risk Limit or Effect of Convexity of Options

•	Vega Risk Limit or Effect of Variability of Area of Implied Market Volatility

The following graphs show the use of limits as of March 31, 2014 and trends in their use.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

TABLE 9: CONSUMPTION OF GAMMA AND VEGA RISK CORPBANCA COLOMBIA

Gamma Risk [MCh$]
80
70
60
50
40
30
20
10
-
0
02-01-2014
09-01-2014
16-01-2014
23-01-2014
30-01-2014
06-02-2014
13-02-2014
20-02-2014
27-02-2014
06-03-2014
13-03-2014
20-03-2014
27-03-2014
Posición
Limit

TABLE 10: TRENDS IN GAMMA RISK 2014 CORPBANCA CHILE

Vega Risk [MCh$]
350
300
250
200
150
100
50
-
0
02-01-2014
09-01-2014
16-01-2014
23-01-2014
30-01-2014
06-02-2014
13-02-2014
20-02-2014
27-02-2014
06-03-2014
13-03-2014
20-03-2014
27-03-2014
Posición
Limit

TABLE 11: TRENDS IN VEGA RISK 2014 CORPBANCA CHILE

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Banking Book

The banking book consists primarily of:
Assets
•	Cash

•	Commercial, mortgage and consumer loans from the commercial areas.

•	Fixed-income instruments classified as available for sale or held to maturity.

Liabilities
•	Demand deposits

•	Time deposits

•	Senior and subordinated bonds

•
Derivative instruments that qualify for hedge accounting: Derivatives that, meeting certain requirements, are given an accounting treatment different than those derivatives recorded in the trading book, the objective of which is to manage risks in the banking book.

The banking book’s main risks and the tools used to monitor, control and manage these risks are described below.

PV(90)

The banking book includes a portfolio of financial investments classified as available-for-sale instruments. The size of the portfolio is monitored using the sensitivity of the fair value to an increase of 90 bps in valuation rates, which must be less than 5% of regulatory capital.

The following graph shows the evolution of the index compared with its limit for Chile.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

DV90 of Available-for-Sale Portfolio [MCh$] Chile
120.000
100.000
80.000
60.000
40.000
20.000
-
2-ene
16-ene
30-ene
13-feb
27-feb
13-mar
27-mar
Limit
DV(90)

TABLE 14: EVOLUTION DV90 OF AVAILABLE-FOR-SALE PORTFOLIO DURING 2014

The same limit applies to the available-for-sale portfolio in Colombia. The size of the portfolio is determined by the limit that establishes a maximum volatility of 4% of Technical Capital (known as Regulatory Capital in Chile).

 The following graph shows the evolution of the index compared with its limit for Colombia.

DV90 of Available-for-Sale Portfolio [MCh$] Colombia
40.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
-
02-01-2014
09-01-2014
16-01-2014
23-01-2014
30-01-2014
06-02-2014
13-02-2014
20-02-2014
27-02-2014
06-03-2014
13-03-2014
20-03-2014
27-03-2014
Position
Limit
TABLE 15: EVOLUTION DV90 OF AVAILABLE-FOR-SALE PORTFOLIO DURING 2014

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Sensitivity to Indexation

CorpBanca’s balance sheet presents a mismatch between inflation-indexed assets and liabilities. The Chilean market has more indexed assets than liabilities, which explains why the Bank has a mismatch of inflation-indexed assets. This is due to the existence of medium and long-term indexed assets that are financed with liabilities in Chilean pesos.
Hedge accounting is used as an effective and relatively low-cost tool to manage this risk.

The following table shows the size of the mismatch as of March 31, 2014, and the mismatch statistics during the period.

The following graph shows the evolution of this mismatch during 2014. Throughout 2014, exposure remained at moderate levels, decreasing towards the end of the period.

Inflation Mismatch [MCh$]
1.200.000
1.000.000
800.000
600.000
400.000
200.000
0
02-01-2014
09-01-2014
16-01-2014
23-01-2014
30-01-2014
06-02-2014
13-02-2014
20-02-2014
27-02-2014
06-03-2014
13-03-2014
20-03-2014
27-03-2014

TABLE 17: EVOLUTION OF INFLATION MISMATCH DURING 2014

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Sensitivity of Financial Margin and Economic Capital

The Annual Income Sensitivity (AIS) index measures the sensitivity of the interest margin to 100 bps variations in the refinancing rate for assets and liabilities during the next 12 months. The established limits are much lower than the Bank’s annual net income. During 2014, the sensitivity risk in the interest margin in Chile has remained low with a positive sensitivity to drops in interest rates.

The Market Value Sensitivity (MVS) index measures the sensitivity of the economic value (fair value) of the banking book in the event of a 100 bps increase in the valuation rates of assets and liabilities.

The tables below show the evolution of sensitivity indicators for interest margins and economic capital for Chile and Colombia. It is important to mention that Helm Bank was incorporated into these measurements beginning in August.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Structural Exchange Rate Risk

Structural exchange rate risk arises from the Bank’s positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the net income and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges.

The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of March 31, 2014, greater ongoing exposure was concentrated in Colombian pesos (approximately US$1.1 billion).

 The Bank hedges part of these positions on a permanent basis using currency derivatives.

  Stress Tests

These exercises allow weaknesses in positions and the balance sheet structure to be diagnosed.  From this, the Bank can create a critical factor plan to be used before such scenarios come about, or a contingency plan for when the scenarios have already taken place or the estimated probability of occurrence is high.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Trading Book

In addition, market stress tests can be performed to test trading book positions under diverse extreme scenarios in order to estimate the losses they would generate.

The results of the market stress tests on the trading book are reported periodically to the ALCO and the board of directors.

Stress tests conducted during 2014 indicated that none of the critical scenarios considered would affect the Bank’s solvency.

The list below enumerates some of the linear and historical sensitivity scenarios analyzed.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Banking Book

Market stress tests are also performed to test the banking book under diverse extreme scenarios in order to estimate the potential losses they would generate on both the interest margin and on capital.

The results of the market stress tests on the banking book are disclosed periodically to the ALCO and the board of directors.

Methodologies

Trading Book

Value at Risk - VaR

For the calculation of VaR, the non-parametric method of historical simulation is used, which consists of using a historical series of prices and the position at risk from the trading book.

A time series of simulated prices and yields is constructed with the assumption that the portfolio was conserved for the period of time of the historical series. The VaR tries to quantify a threshold of expected losses, which should only occur a certain percentage of times based on the level of confidence used in the calculation.

Rate Sensitivity

Sources of rate risk include forwards, swaps and options. Rate sensitivity is calculated and reported by portfolio, by relevant discount curve and by maturity.

The present value of the portfolio is stressed by 1 bp. In other words, the present value is calculated by increasing the respective discount rate by 1 bp. The sensitivity of options is calculated using the theta value.

The variation in the present value of the portfolio corresponds to its sensitivity at a variation of one basis point (bp).

       DV01im = PV''im – PV

•	DV01: Sensitivity to 1 bp variation in rate i at band m.
•	PV: Present value of portfolio’s cash flows.
•	PV’im: Present value of portfolio’s cash flows with shock of 1 bp in rate i at time band m.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

•	Pim: Net position in CLP at time band i, currency m.
•	rim: Representative rate of currency m, time band i.
•	Ti: Representative maturity of time band i.

Currency Sensitivities

Sources of exchange rate risk come from both balance sheet and off-balance sheet positions such as derivatives.

Currency or position sensitivity corresponds to the market valuation of each cash flow in the currency of origin. That is, the cash flows in foreign currency expressed at present value.

      Pm = (PV'm – PVm)

•	PV: Present value of portfolio’s cash flows.
•	PV’m: Present value of portfolio’s cash flows with shock of 1 unit in exchange rate of currency m with respect to USD.

Banking Book

Sensitivity to Indexation

Sources of indexation risk come from both balance sheet and off-balance sheet positions such as derivatives that, as a result of a change in indexation units (UF, UVR or others), impact the Bank’s net income.

As with currency sensitivity, indexation sensitivity is the market valuation of each indexed cash flow. That is, the cash flows in indexation units expressed at present value.

     Pm = (PV'm – PVm)

•	PV: Present value of portfolio’s cash flows.
•	PV’m: Present value of portfolio’s cash flows with shock of 1 unit in indexation unit.

Sensitivity of Financial Margin

This measures the impact caused by a movement of 100 bp, over a twelve-month horizon, in the Bank’s financial margin (interest earned less interest paid).

The information required to calculate the index is obtained from the regulatory cash flows of the market risk data from the balance sheet book (regulatory report C40) only considering the time bands up to 1Y included.

•	Annual Income Sensitivity.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

•	Pim: Net position in CLP at time band i, currency m.
•	rim: Representative rate of currency m, time band i.
•	Ti: Representative maturity of time band i.

Sensitivity of Economic Capital

This measures the sensitivity of the market value of the cash flows associated with assets and liabilities in the event of a parallel change of 100 bp in the relevant discount curve.

 The information required to calculate the index is obtained from the cash flows of the Bank’s entire portfolio using data from the banking book.

 The present value of the aggregate flows are discounted using the average terms of the respective time bands. Then the present value is calculated similarly with a shock increasing the respective discount rate by 100 bp.

•	MVS: Market Value Sensitivity.
•	PVim: Present value of the cash flows of time band i, currency m.
•	PV’im: Present value of the cash flows of time band i, currency m, with a shock of 100 bp in discount rates.

•	Pim: Net position in CLP at time band i, currency m.
•	rim: Representative rate of currency m, time band i.
•	Ti: Representative maturity of time band i.

Regulatory Monitoring

Regulatory monitoring of market risk exposure is measured in accordance with the provisions established in chapter III.B.2 of the Compendium of Financial Standards from the Chilean Central Bank and in Chapter 12-9 of the Updated Compilation of Standards from the Superintendency of Banks and Financial Institutions both for the trading book and the banking book. In the trading book, the impact is measured in the event of a change in the market price of its financial positions as a result of variations in interest rates, exchange rates and volatility. In the banking book, the impact is measured on the entity’s financial margin and present value.

The limits established for the trading book are for exposure to interest rate risk and exchange rate risk. The difference between the regulatory capital recorded by the financial institution and the sum of the following two items cannot be negative: (i) the product of the credit risk-weighted assets defined in article 67 of the General Banking

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Law and the minimum percentage established for regulatory capital in article 66 of that law, and (ii) the sum of the trading book’s exposure to interest rate risk and the exchange rate risks for the entire balance sheet measured in accordance with the Basel standard methodology with some important differences where exchange rate exposure stands out. As indicated in the paragraph above, the Bank must always comply with the following ratio:

Market risk exposure in accordance with regulatory methodology is detailed below:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

The market risk presented in the table above (measured in units of risk-weighted assets) shows that capital consumption related to the Bank’s exposures to market risks is explained in more than 80% of the cases by the effect of our investment in CorpBanca Colombia. As of December 2013, this investment amounted to approximately US$1.5 billion. The main variation over 2012 stems from the incorporation of Helm Bank in our financial statements. This exposure to exchange rate risk--Chilean peso vs. Colombian peso--is considered structural in the sense that it arises from a long-term investment.

It is also worth mentioning that in accordance with Chilean regulations, a sensitivity factor of 35% is applied to net exposures in foreign currencies of countries other than those classified as AAA or their equivalent. The standard sensitivity factor in the Basel standards is only 8%. As a result, the capital consumption that the Bank must report to comply with local regulations is more than 4 times greater than if international recommendations were applied.

The regulatory model for market risk in Colombia, as in Chile, is based on the standard Basel model, separated into risk factors (i.e. interest rate, exchange rate and stock price).  The volatilities applied to each of the factors are established by regulators. This result is used for the solvency margin, to which a factor equivalent to 100/9 is applied.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Chilean regulations also require banks to establish limits for their market risk exposure in their banking book, which includes limits based on sensitivity in the financial margin and volatility in its equity value. Measurement of exposure to interest rate and indexation risks in the banking book must consider both the short-term impact on the capacity to generate net interest and indexation income and the fees sensitive to changes in interest rates, as well as the long-term impact on the institution’s economic value of adverse movements in interest rates.

The banking book’s exposure to the net interest and indexation margin is known as the short-term limit and cannot exceed 35% of the accumulated interest and indexation margin, plus fees sensitive to interest rates charged in the twelve months prior to the date of measurement. The exposure of capital to changes in interest rates has a long-term limit that cannot exceed 27% of regulatory capital. Both limits were presented and ratified by the Bank’s board of directors.

The exposure of regulatory limits in the banking book for Chile are detailed as follows.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Information as of 03/31/2014

Short-term Limit	31-03-2014
Exposure	**48,902**
Rate risk	21,020
Indexation risk	23,912
Reduced revenue (fees sensitive to interest rates)	3,970
Limit	**108,638**
% Consumption	**45.0%**

Financial Margin plus Fees (12 months)	**310,395**
Percentage limit over financial margin	35.0%
Short-term limit	108,638
Consumption with respect to financial margin	**15.8%**

Long-term Limit	31-03-2014
Exposure	**164,311**
Rate risk	164,311
Limit	**541,782**
% Consumption	**30.3%**

Regulatory capital (RC)	**2,006,599**
Percentage limit over regulatory capital	27%
Long-term limit	541,782
Consumption with respect to RC	**8.2%**

Figures in millions of Chilean pesos

TABLE 24: MARKET RISK LIMIT FOR BANKING BOOK

Finally, regulatory provisions in Colombia do not establish methodologies for determining market risk exposure for the banking book. However, they are monitored, controlled and reported on a daily basis using the internal methodologies described above.

Funding Liquidity Risk

Management Tools

In order to comply with risk management objectives for funding liquidity risk, the monitoring and control structure is centered mainly on the following focal points:

•	Short-term maturity mismatch

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

•	Coverage capacity using liquid assets

•	Concentration of funding sources

Additionally, the monitoring and control structure for liquidity risk is complemented with stress testing in order to observe the institution’s ability to respond in the event of illiquid conditions.

Internal Monitoring

Limits and Warning Levels

Thirty-day Liquidity Coverage Ratio

In order to safeguard the Bank’s payment capacity in the event of illiquid conditions, a minimum has been established for the instruments portfolio that enables cash flows to be quickly generated either through liquidation or because they can be used as collateral for new funding sources.

The limit for the liquidity coverage ratio is 50% of the 30-day mismatch in consolidated currency.

The composition of liquid assets as of March 31, 2014 after applying the respective price volatility haircuts and market liquidity adjustments is presented in the table below.

Liquid Assets in Domestic Currency (MCh$)
70.411
32.950
50.225
373.808
345.730
Total available funds
Chilean Central Bank notes
Chilean Treasury notes
Bank time deposits
Notes
Bonds
Activos Líquidos MX (MM $)
7,168
38,165
209,492
Total Disponible
Papeles del BCCH
Papeles de la TGR
Depósitos a Plazo Bancarios
Bonos Corporativos
Bonos Soberanos
Bonos Bancarios

TABLE 25: LIQUID ASSETS CORPBANCA CHILE

Activos Líquidos MN (MM $)
354,885
373,718
2,508
38,927
21,461
626,893
Caja y Disponible
Soberanos
Depósitos a Plazo Bancarios
Bonos Corporativos
Bonos Bancarios
Encaje promedio exigido
Liquid Assets in Foreign Currency (MCh$)
24,389
Cash and cash equivalents
Sovereign bonds
Bank time deposits
Corporate bonds
Bank bonds
Average reserves required

TABLE 26: LIQUID ASSETS CORPBANCA COLOMBIA

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Daily Wholesale Maturities

In order to control concentration of funding sources and safeguard compliance with obligations, the Bank monitors maturities of deposits in Chilean pesos by wholesale customers. This monitoring is conducted with a daily limit of MCh$50,000 of maturities per day.

Special treatment is given to this customer segment for two reasons:

•	They individually represent an important percentage of CorpBanca’s business.

•
Given the profile of these customers in the wholesale segment, the renewal rate for these deposits tends to be lower. This last reason is consistent with cash disbursement models in regulatory reports, which do not assume that wholesale customers will renew deposits.

The maturity profile for wholesale deposits is monitored on a daily basis. As a result, excesses are detected and reported based on the structure of the maturity profile. Forecasted excesses must be justified the day after they are reported and must then be managed.

Warning Levels for Liquidity Requirements

In addition to monitoring and reporting all internal limits on a daily basis, senior management is informed each month through the ALCO and the board of directors is informed each quarter. Special importance is placed on the Bank’s liquidity position by presenting an analysis of measurements of concentration, performance, premiums paid and/or other relevant variables.

Monitoring Funding Sources

Monitoring of variations in the stock of short-term funding such as time and demand deposits for each of the segments represents a key variable in monitoring the Bank’s liquidity. Identifying abnormal volatilities in these funding sources enables the Bank to quickly foresee possible undesired liquidity problems and thus to suggest action plans for managing them.

Survival Horizon under Individual Stress

As a function of stressed maturities and renewal ratios, days of survival are estimated based on projected liquidity needs and the portfolio of available liquid assets.  Based on these scenarios, any significant deviation is studied to determine whether action plans need to be implemented.

Stress Tests

Stress testing is a tool that complements the analysis of liquidity risk management as it enables the Bank to know its ability to respond in the event of extreme illiquid conditions and to trigger its contingency plans, if necessary, to address such conditions.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

In particular, three types of scenarios are modeled:

•
Individual Crisis: the financial system losses confidence in the Bank, which translates into important withdrawals from demand accounts, decreases in deposits and bond investments by customers and penalties to its funding rates.

•
Systemic Crisis: Local weakening of financial and credit conditions that causes the market to seek refuge in the U.S. dollar, greater restrictions on access to credit from abroad, massive outflows of capital, increases in the use of lines of credit and downward adjustments in expectations for the monetary policy rate.

•
Global Crisis: Global weakening of financial, credit and economic conditions that causes the market to seek refuge in the U.S. dollar, greater restrictions on access to credit from abroad, decreased exposure to credit risk (replaced by sovereign risk), increases in the use of lines of credit and downward adjustments in expectations for the monetary policy rate.

Regulatory Monitoring

In accordance with Chapter III B.2 from the Chilean Central Bank and Chapter 12-9 of the Updated Compilation of Standards from the Superintendency of Banks and Financial Institutions, the Bank must measure and control its liquidity position based on the difference between cash flows payable from liability and expense accounts and cash flows receivable from asset and income accounts for a given period or time band, which is called maturity mismatch.

This measurement is determined for controlling the liquidity position of the Bank itself and of its subsidiaries. The maturity mismatch calculation is carried out separately for domestic and foreign currency, setting limits based on capital and cash flows accumulated at 30 and 90 days:

•	The maturity mismatch in all currencies for periods less than or equal to 30 days must be less than or equal to the Bank’s basic capital.

•	The maturity mismatch in foreign currencies for periods less than or equal to 30 days must be less than or equal to the Bank’s basic capital.

•	The maturity mismatch in all currencies for periods less than or equal to 90 days must be less than or equal to twice the Bank’s basic capital.

In full compliance with the Chilean Central Bank and the Superintendency of Banks and Financial Institutions, CorpBanca’s board of directors approved a policy to measure and control its liquidity position based on maturity mismatches on an adjusted basis with a 10% cushion with respect to the regulatory limit.

The table below shows the use of internal mismatch limits as of year-end 2013 and some consumption statistics for the year.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Tables 28, 29 and 30 show the evolution of consumption for each limit in 2014.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

With respect to the Colombian market, regulatory measurement known as the standard LRI model measures seven and 30-day mismatches of balance sheet positions (assets and liabilities) and off-balance sheet positions such as derivatives.

The model indicates that renewal percentages are not applied for positions with contractual maturities.   For positions without contractual maturities, historical behavior is analyzed in order to estimate structural cash flows and volatilities.

Consolidated 7-Day RLI 2014 Colombia [MCh$]
1.000.000,00
900.000,00
800.000,00
700.000,00
600.000,00
500.000,00
400.000,00
300.000,00
200.000,00
100.000,00
-
02-01-2014
09-01-2014
16-01-2014
23-01-2014
30-01-2014
06-02-2014
13-02-2014
20-02-2014
27-02-2014
06-03-2014
13-03-2014
20-03-2014
27-03-2014
7-day RLI
7-day RLI limit

TABLE 31: EVOLUTION OF 7-DAY CONSOLIDATED RLI IN COLOMBIA FOR 2014

Consolidated 30-Day RLI 2014 Colombia [MCh$]
800.000,00
700.000,00
600.000,00
500.000,00
400.000,00
300.000,00
200.000,00
100.000,00
02-01-2014
09-01-2014
16-01-2014
23-01-2014
30-01-2014
06-02-2014
13-02-2014
20-02-2014
27-02-2014
06-03-2014
13-03-2014
20-03-2014
27-03-2014
30-day RLI
30-day RLI limit

TABLE 32: EVOLUTION OF 30-DAY CONSOLIDATED RLI IN COLOMBIA FOR 2014

NOTE 31 -	SUBSEQUENT EVENTS

CORPBANCA

a)	Board of Directors

On April 7, 2014, Mr. Francisco León Délano submitted his resignation as director of CorpBanca.

As indicated in his letter of resignation, this decision was made in order to take a position on the board of a capital markets entity.

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS

a)	Establishment of Guarantees

On January 10, 2014, the Entity has established the following Bank Guarantees for General Fund Managers in order to guarantee faithful compliance of the company’s obligations to manage third-party assets and compensation for damages resulting from non-fulfillment of these obligations in accordance with article 2264 of Law 18,045. These policies are in effect from January 10, 2014 to January 10, 2015:

 4 Fund managers must establish a guarantee in benefit of the fund to ensure compliance of its obligations to manage third-party assets. This guarantee must be established before the fund begins to operate until it completely ceases to exist. This guarantee will be for an initial amount of 10,000 UF and may be established in cash, or through a bank guarantee or insurance policy.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Guarantee Nº	Beneficiary	Coverage in UF
43824724	Fondo Mutuo Corp Acciones Chilenas	10.000
43825003	Fondo Mutuo Corp Acciones Latinoamerica	10.000
43825046	Fondo Mutuo Corp Asia	10.000
43825143	Fondo Mutuo Corp Bonos Corporativos	10.000
43825194	Fondo Mutuo Corp Capital Balanceado	10.000
43825224	Fondo Mutuo Corp Capital Moderado	10.000
43825321	Fondo Mutuo Corp Commodities	10.000
43825380	Fondo Mutuo Corp Deposito	11.000
43826115	Fondo Mutuo Corp Deuda Latam	10.000
43825488	Fondo Mutuo Corp Eficiencia	10.000
43825500	Fondo Mutuo Corp Emea	10.000
43825534	Fondo Mutuo Corp Europa	10.000
43825569	Fondo Mutuo Corp Investment A	10.000
43825640	Fondo Mutuo Corp Investment C	10.000
43825674	Fondo Mutuo Corp Investment D	10.000
43825720	Fondo Mutuo Corp Mas Futuro	29.000
43825810	Fondo Mutuo Corp Mas Ingreso	10.000
43826077	Fondo Mutuo Corp Mas Patrimonio	25.000
43826794	Fondo Mutuo Corp Mas Valor	10.000
43826697	Fondo Mutuo Corp Oportunidad	70.000
43826565	Fondo Mutuo Corp Oportunidad Dolar	10.000
43825682	Fondo Mutuo Corp Perfil Agresivo	10.000
43826433	Fondo Mutuo Corp Seleccion Nacional	10.000
43826310	Fondo Mutuo Corp Selecto	26.000
43826190	Fondo Mutuo Corp Selecto Global	10.000
43826158	Fondo Mutuo Corp Usa	10.000
43824970	Administracion De Cartera De Terceros	181.000
43825550	Corp Europa I Fondo de Inversión Privado	10.000
43825518	Corp Europa II Fondo de Inversión Privado	10.000
43825461	Corp Inmobiliario I Fondo de Inversión Privado	10.000
43825372	Corp Inmobiliario II Fondo de Inversión Privado	10.000
43825178	Corp Usa Fondo de Inversión Privado	10.000
43825127	Corp Usa II Fondo de Inversión Privado	10.000
43825020	Corp Usa III Fondo de Inversión Privado	10.000
43825232	Corp Rentas Inmobiliarias Fondo de Inversión Privado	10.000

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2014 and 2013 and December 31, 2013

Between January 1, 2014, and April 30, 2014, the date of issuance of these consolidated financial statements, there have been no other subsequent events that could affect the presentation and/or results of the financial statements.

Juan Vargas Matta	Fernando Massú Tare
Chief Accountant	Chief Executive Officer